UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ___ No X

TABLE OF CONTENTS

Benetton Group First quarter 2007 report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: May 28, 2007

Benetton Group

First quarter 2007 report

 Benetton Group S.p.A.

Villa Minelli

Ponzano Veneto (Treviso) - Italy

Share capital: Euro 237,478,139.60 fully paid-in

Tax ID/Treviso Company register: 00193320264
Index The Benetton Group
3	Directors and other officers
4	Key financial data - highlights

6	Directors'report
Events and results in first quarter 2007
Investments
7	Supplementary information
- Dividend distribution
- Stock option plan
- Treasury shares
8	- Relations with the holding company, its subsidiaries and other related parties
- Directors
9	- Principal organizational and corporate changes
- Significant events after March 31, 2007
- Outlook for the full year
10	Consolidated Group results
- Consolidated statement of income
13	- Business segments
16	- Balance sheet and financial position highlights

18	Consolidated financial statements
19	Consolidated statement of income
20	Consolidated balance sheet - Assets
21	Consolidated balance sheet - Shareholders' equity and liabilities
22	Shareholders' equity - Statement of changes
23	Consolidated cash flow statement

24	Explanatory notes
24	Summary of main accounting standards and policies
34	Financial risk management
36	Comments on the principal items in the statement of income
40	Comments on the principal asset items
43	Comments on the principal items in shareholders' equity and liabilities
44	Commentary on the cash flow statement
45	Supplementary information
- Financial position
47	- Segment information
49	- Other information

Directors and other officers
Board of Directors since April 26, 2007
Luciano Benetton (1)	Chairman
Carlo Benetton	Deputy Chairman
Alessandro Benetton (1)	Deputy Chairman
Giuliana Benetton	Directors
Gilberto Benetton
Luigi Arturo Bianchi
Giorgio Brunetti
Gerolamo Caccia Dominioni (2)	(Chief Executive Officer from 06.01.2007)
Alfredo Malguzzi
Gianni Mion
Robert Singer
Andrea Pezzangora	Secretary to the Board
Board of Directors at March 31, 2007
Luciano Benetton (1)	Chairman
Carlo Benetton	Deputy Chairman
Alessandro Benetton	Deputy Chairman
Giuliana Benetton	Directors
Gilberto Benetton
Luigi Arturo Bianchi
Giorgio Brunetti
Silvano Cassano (2) (3)	(Chief Executive Officer until 11.13.2006)
Gianni Mion
Robert Singer
Ulrich Weiss (3)
Pierluigi Bortolussi (3)	Secretary to the Board
Board of Statutory Auditors
Angelo Casò	Chairman
Filippo Duodo	Auditors
Antonio Cortellazzo
Marco Leotta	Alternate Auditors
Piermauro Carabellese
Independent Auditors PricewaterhouseCoopers S.p.A.

Notes

(1) Company representation and power to carry out any action that is consistent with the Company's purpose, except for those powers expressly reserved by law to the Board of Directors and to the Shareholders' Meeting, with restrictions on certain types of action.

2) The Chief Executive Officer has the power to carry out any action relating to the ordinary administration of the Company as well as certain acts of extraordinary administration subject to limits on amounts. Silvano Cassano relinquished this authority on November 13, 2006, while retaining the office of Director.

(3) In office until April 26, 2007 (date of Shareholders' Meeting held to approve 2006 annual report).

Disclaimer

This document contains forward-looking statements, specifically in the section entitled "Outlook for the full year", relating to future events and operating, economic and financial results of the Benetton Group. By their nature such forecasts contain an element of risk and uncertainty, because they depend on the occurrence of future events and developments. The actual results may differ, even significantly, from those announced for a number of reasons.

Key financial data - highlights

Application of IFRS

The Group's financial statements for the first quarter 2007 and comparative periods have been drawn up in accordance with the International Financial Reporting Standards (IFRS) adopted by the European Union which are in force at the date of preparing this report. These standards do not differ, in any material respect, from those issued by the International Accounting Standards Board (IASB), meaning that any application of the latter would not have any significant effect on the Group's financial statements. Details of the accounting policies and consolidation methods used for preparing the first-quarter report can be found in the section containing the Explanatory notes.

	1st quarter		1st quarter				Full year
Key operating data (millions of Euro)	2007	%	2006	%	Change	%	2006	%
Revenues	460	100.0	416	100.0	44	10.5	1,911	100.0
Gross operating profit	192	41.8	179	43.0	13	7.4	806	42.2
Contribution margin	160	34.9	149	35.7	11	7.8	669	35.0
EBITDA (A)	63	13.8	56	13.4	7	13.4	276	14.4
Ordinary EBITDA (A)	57	12.3	54	13.1	3	3.8	264	13.8
Operating profit	41	9.0	35	8.4	6	18.4	180	9.4
Net income for the period attributable to
the Parent Company and minority interests	26	5.8	25	5.9	1	7.2	128	6.7
Net income for the period
attributable to the Parent Company	27	5.9	24	5.8	3	11.9	125	6.5

Key financial data (millions of Euro)	03.31.2007	12.31.2006	03.31.2006
Working capital	732	623	736
Assets held for sale	4	7	8
Net capital employed	1,838	1,710	1,677
Net financial indebtedness	472	369	377
Total shareholders' equity	1,366	1,341	1,300
Free cash flow (normalized)	(105)	21	(38)
Net total investments/(disposals)	38	216	37

Share and market data	03.31.2007	12.31.2006	03.31.2006
Basic earnings per share (Euro)	0.15	0.69	0.13
Shareholders' equity per share (Euro)	7.36	7.22	7.09
Price at period end (Euro)	12.12	14.47	12.32
Screen-based market: high (Euro)	14.82	15.61	12.48
Screen-based market: low (Euro)	11.85	9.62	9.62
Market capitalization (thousands of Euro)	2,214,027	2,630,909	2,236,078
Average no. of shares outstanding	182,675,492	181,868,467	181,558,811
Number of shares outstanding	182,675,492	182,675,492	181,558,811

Number of personnel	03.31.2007	12.31.2006	03.31.2006
Total employees	8,687	8,894	8,050

A) In addition to the standard financial indicators required by IFRS, this document also contains a number of alternative performance indicators for the purposes of allowing a better appreciation of the Group's financial and economic results. These indicators must not, however, be treated as replacing the standard ones required by IFRS.

The following table shows how EBITDA and ordinary EBITDA are made up.
	1st quarter	1st quarter		Full year
Key operating data (millions of Euro)	2007	2006	Change	2006
A Operating profit	41	35	6	180
B - of which non-recurring income	(7)	(1)	(6)	(1)
C Depreciation and amortization	22	20	2	84
D Other non-monetary costs (impairment and stock options)	-	1	(1)	12
E - of which non-recurring	-	-	-	11
F = A+C+D EBITDA	63	56	7	276
G = F+B-E Ordinary EBITDA	57	54	3	264

Directors' report

Events and results in first quarter 2007

Group net revenues amounted to Euro 460 million in first quarter 2007, having increased by Euro 44 million (+10.5%) on Euro 416 million reported in first quarter 2006, with most of the growth coming from the apparel segment.

This improvement benefited from:

the performance in revenues to the partner-managed network, which benefited from commercial development initiatives, such as the increase in margins for the network, and from the market's favorable reception of the collections;

the growth in sales by directly operated stores;

the contribution to revenues from the Italian partnership (Milano Report S.p.A.), consolidated as from August 2006.

The growth in revenues was helped by good performance by countries in the Mediterranean Area, Italy included, and in Eastern Europe, as well as by contributions from other countries such as India.

The main driver of growth was the sharp increase in sales volumes, although there were some negative influences on revenues, namely exchange losses of Euro 8 million and the completion, with the Spring Summer 2007 collection, of the policies to raise the network's margins.

Gross operating profit reported a margin of 41.8% on revenues, compared with 43.0% in first quarter 2006, particularly influenced by the Group's policies for stimulating network growth and by the more frequent deliveries of collections satisfying market demand. The higher costs associated with these measures were partly offset by continued efforts to improve manufacturing efficiency, while maintaining product quality and innovation.

Contribution margin was Euro 160 million compared with Euro 149 million in first quarter 2006, representing 34.9% of revenues compared with 35.7%;

Operating profit climbed to Euro 41 million, from Euro 35 million in first quarter 2006, partly thanks to non-recurring items.

EBITDA increased from Euro 56 million in first quarter 2006 to Euro 63 million, representing a margin of 13.8% on revenues. Ordinary EBITDA rose from Euro 54 million in first quarter 2006 to Euro 57 million, corresponding to a margin of 12.3% on revenues.

Net income for the period attributable to the Group was Euro 27 million compared with Euro 24 million in first quarter 2006, representing virtually the same percentage of revenues.

Shareholders' equity attributable to the Group amounted to Euro 1,345 million, up from Euro 1,319 million at December 31, 2006.

Net financial indebtedness amounted to Euro 472 million at quarter end, compared with Euro 369 million at December 31, 2006 and Euro 377 million at March 31, 2006.

Investments

Gross operating investments came to Euro 46 million in first quarter 2007 compared with Euro 31 million in the corresponding quarter of last year.

Most of the expenditure related to the commercial network, with Euro 37 million spent on purchasing, modernizing and upgrading stores, particularly in Italy and Portugal as well as in countries with major development potential like those in Eastern Europe, which are instrumental to future sales growth. Investments in production amounted to Euro 4 million and mainly related to development of the production centre in Tunisia and of the Castrette hub.

The rest of the investment expenditure related to Euro 5 million in information technology.

The divestments of Euro 14 million in the period mostly related to the disposal of retail businesses in Milan, Nantes and Avignon and of manufacturing plant and machinery.

Supplementary information

Dividend distribution. The Shareholders' Meeting of Benetton Group S.p.A. resolved on April 26, 2007 to pay a dividend per share of Euro 0.37 (pre-tax), totaling Euro 68 million.

The ordinary shares listed on the Milan Stock Exchange traded ex-div on April 30, 2007, while the ADS listed on the NYSE on May 1, 2007.

Stock option plan. The first vesting period envisaged by the stock option plan, instituted in September 2004 by the Board of Directors of Benetton Group S.p.A., came to an end in September 2006. As a result, a total of 1,337,519 options became exercisable, meaning that their beneficiaries could subscribe to an equal number of the Company's shares at a price of Euro 8.984 each up until the plan's end date in September 2013. The increase in share capital resulting from the exercise of the options is divisible, meaning that share capital will increase by an amount corresponding to the options exercised by the stated end date.

A total of 1,116,681 options had been exercised by March 31, 2007 involving the issue during 2006 of a corresponding number of shares, causing share capital to increase from Euro 236,026,454.30 to Euro 237,478,139.60.

Further to a review of the overall structure, scope and principles of the system of incentives, management has agreed with the Company to cancel the second "tranche" of the plan, which will therefore terminate upon the exercise of the 220,838 remaining unexercised options.

Details of the rules of this stock option plan can be found under "Codes" in the Corporate Governance/Investor Relations section of the website www.benettongroup.com/investors/.

2004 stock option plan
				Options	Options
	Options		Options	expired and	cancelled in the	Options	Of which
	outstanding	New options	exercised	not exercised	period due to	outstanding	exercisable
	as of	granted in the	in the	or lost in the	termination of	as of	as of
(Euro)	01.01.2007	period	period	period	employment	03.31.2007	03.31.2007
No. of options	220,838	-	-	-	-	220,838	220,838
Allocation ratio (%)	0.121					0.121	0.121
Weighted average
exercise price	8.984					8.984	8.984
Market price	14.47					13.31

Treasury shares. During the period in question, Benetton Group S.p.A. neither bought nor sold any treasury shares, or shares or stock in holding companies, either directly or through subsidiaries, trustees or other intermediaries.

Relations with the holding company, its subsidiaries and other related parties. The Benetton Group has limited trade dealings with Edizione Holding S.p.A. (the holding company), with subsidiary companies of the same and with other parties which, directly or indirectly, are linked by common interests with the majority shareholder. Trading relations with such parties are conducted on an arm's-length basis and using the utmost transparency.

These transactions relate mostly to purchases of tax credits and the purchase and sale of services.

In addition, Italian Group companies have made a group tax election under articles 117 et seq. of the Tax Consolidation Act DPR 917/86, based on a proposal by the consolidating company Edizione Holding S.p.A., which decided to opt for this type of tax treatment on December 30, 2004. The election lasts for three years starting from the 2004 fiscal year. The relationships arising from participation in the group tax election are governed by specific rules, approved and signed by all participating companies. This agreement is in the process of being renewed for the three-year period 2007-2009.

The Group has also undertaken some transactions with companies directly or indirectly controlled by, or otherwise under the influence of, managers serving within the Group. The Parent Company's management considers that such transactions were completed at going market rates. The total value of such transactions was not, in any case, significant in relation to the total value of the Group's production. No Director, manager, or shareholder is a debtor of the Group.

Directors. Parent Company Directors as of March 31, 2007 were as follows:

Name and surname	Date of birth	Appointed	Office (1)
Luciano Benetton	05.13.1935	1978	Chairman
Carlo Benetton	12.26.1943	1978	Deputy Chairman
Alessandro Benetton	03.02.1964	1998	Deputy Chairman
Silvano Cassano	12.18.1956	2003	Director (Chief Executive Officer until 11.13.2006)
Giuliana Benetton	07.08.1937	1978	Director
Gilberto Benetton	06.19.1941	1978	Director
Gianni Mion	09.06.1943	1990	Director
Ulrich Weiss	06.03.1936	1997	Director
Luigi Arturo Bianchi	06.03.1958	2000	Director
Giorgio Brunetti	01.14.1937	2005	Director
Robert Singer	01.30.1952	2006	Director

(1) The composition of the Board of Directors as from April 26, 2007 is reported in the section containing the names of "Directors and other officers".

Luciano Benetton, Gilberto Benetton, Carlo Benetton and Giuliana Benetton are siblings; Alessandro Benetton is the son of Luciano Benetton.

 Principal organizational and corporate changes. As part of the strategy to expand trade in Eastern Europe, Benetton Real Estate International S.A. purchased all the share capital in the company Kazan Real Estate Z.A.O. for the purposes of making a real estate investment in Kazan (Russia).

Significant events after March 31, 2007. The Shareholders' Meeting, convened to approve the 2006 annual report and financial statements, reappointed the Board of Directors for a three-year term, with Gerolamo Caccia Dominioni and Alfredo Malguzzi rotating with Silvano Cassano and Ulrich Weiss. Gerolamo Caccia Dominioni will take over as Chief Executive Officer with effect from June 1, 2007. The Board of Directors also granted executive powers to Luciano Benetton, the Chairman, and Alessandro Benetton, the Deputy Chairman; the Directors Luciano Benetton, Alessandro Benetton, Gerolamo Caccia Dominioni and Gianni Mion were appointed as members of the Executive Committee; Giorgio Brunetti, Luigi Arturo Bianchi and Alfredo Malguzzi were appointed as members of the Internal Audit Committee; Robert Singer, Giorgio Brunetti and Alfredo Malguzzi were appointed as members of the Remuneration Committee. Emilio Foà, the Chief Financial Officer, was nominated as the Manager charged with preparing the Company's financial reports pursuant to article 154-bis of the Consolidated Law on Finance.

The engagement of PricewaterhouseCoopers S.p.A. to audit the Company and Group consolidated year-end financial statements was extended to financial years 2007 through to 2012, while its engagement to perform a limited auditing of the half-year interim reports was extended to financial years 2008 through to 2013.

The extraordinary part of the Shareholders' Meeting approved the amendments to the articles of association needed to comply with Law 262/2005 (or "Legge sul risparmio").

Outlook for the full year. Consolidated revenues are forecast to follow a positive trend in 2007, with the increase estimated in the range of between 6% and 8%, in line with the Group's expected sustainable future growth. These expectations are confirmed by the results of the Spring Summer 2007 collection and by the progress of orders for the Fall Winter 2007 collection.

EBITDA, before non-recurring items, is expected to grow by 20%, reporting a margin of more than 15% of sales.

There will be continued focus on development through investment, which should amount to between Euro 250 million and Euro 300 million.

Net financial indebtedness is expected not to exceed Euro 450 million with this increase in capital expenditure.

Consolidated Group results

Consolidated statement of income. Highlights from the Group's statements of income for first quarters 2007 and 2006 and for full year 2006 are presented below; they are based on a reclassification according to the function of expenses. The percentage changes are calculated with reference to the absolute amounts.

	1st quarter		1st quarter				Full year
(millions of Euro)	2007	%	2006	%	Change	%	2006	%
Revenues	460	100.0	416	100.0	44	10.5	1,911	100.0

Materials and subcontracted work	230	50.0	201	48.3	29	14.7	962	50.3
Payroll and related costs	22	4.7	22	5.2	-	(0.4)	81	4.2
Industrial depreciation and amortization	5	1.0	4	1.0	1	4.0	18	1.0
Other manufacturing costs	11	2.5	10	2.5	1	8.2	44	2.3
Cost of sales	268	58.2	237	57.0	31	12.8	1,105	57.8

Gross operating profit	192	41.8	179	43.0	13	7.4	806	42.2

Distribution and transport	15	3.1	14	3.4	1	1.2	63	3.3
Sales commissions	17	3.8	16	3.9	1	8.3	74	3.9

Contribution margin	160	34.9	149	35.7	11	7.8	669	35.0

Payroll and related costs	39	8.5	35	8.5	4	10.3	153	8.0
- of which non-recurring expenses	-	-	-	-	-	-	2	0.1
Advertising and promotion	18	3.9	18	4.2	-	3.0	72	3.7
Depreciation and amortization	17	3.8	16	3.8	1	9.5	66	3.5
Other income and expenses	45	9.7	45	10.8	-	(1.0)	198	10.4
- of which non-recurring income	(7)	(1.5)	(1)	(0.2)	(6)	n.s.	(3)	(0.2)
General and operating expenses	119	25.9	114	27.3	5	4.6	489	25.6
- of which non-recurring income	(7)	(1.5)	(1)	(0.2)	(6)	n.s.	(1)	-

Operating profit	41	9.0	35	8.4	6	18.4	180	9.4

Financial income	10	2.3	8	1.8	2	35.5	38	2.0
Financial expenses	(15)	(3.4)	(12)	(2.8)	(3)	32.5	(56)	(2.9)
Foreign currency hedging gains/(losses)
and exchange differences	(2)	(0.5)	1	0.2	(3)	n.s.	(3)	(0.2)
Income before taxes	34	7.4	32	7.6	2	7.4	159	8.3

Income taxes	8	1.6	7	1.7	1	7.9	31	1.6

Net income for the period	26	5.8	25	5.9	1	7.2	128	6.7
attributable to:
- shareholders of the Parent Company	27	5.9	24	5.8	3	11.9	125	6.5
- minority interests	(1)	(0.1)	1	0.1	(2)	n.s.	3	0.2

Group net revenues amounted to Euro 460 million in first quarter 2007, having increased by Euro 44 million (+10.5%) on Euro 416 million reported in first quarter 2006, with most of the growth coming from the apparel segment.

"Apparel" segment revenues from third parties came to Euro 429 million, an increase of Euro 40 million (+10.3%) on the 2006 first-quarter comparative figure of Euro 389 million. This improvement benefited from:

the performance in revenues to the partner-managed network, which benefited from commercial development initiatives, such as the increase in margins for the network, and from the market's favorable reception of the collections;

the growth in sales by directly operated stores;

the contribution to revenues from the Italian partnership (Milano Report S.p.A.), consolidated as from August 2006.

The growth in revenues was helped by good performance by countries in the Mediterranean Area, Italy included, and in Eastern Europe, as well as by contributions from other countries such as India.

The main driver of growth was the sharp increase in sales volumes, although there were some negative influences on revenues, namely exchange losses of Euro 8 million and the completion, with the Spring Summer 2007 collection, of the policies to raise the network's margins.

The "Textile" segment reported Euro 21 million in revenues from third parties, up 2.2% on first quarter 2006.

Revenues in the "Other and unallocated" segment, which just refer to sports equipment sales, came to Euro 10 million, reporting an increase of some Euro 4 million on first quarter 2006.

Cost of sales increased by Euro 31 million to Euro 268 million, representing 58.2% of revenues compared with 57.0% in the corresponding period of 2006. The individual segments reported the following trends in the cost of sales:

apparel: an amount of Euro 244 million, representing 56.8% of revenues up from 55.8% in first quarter 2006, mostly due to a major growth in sales volumes;

textile: a decrease of Euro 1 million, with segment cost of sales margin down to 87.5% from 89.2% in the same period of 2006;

- other and unallocated: an absolute increase of Euro 4 million, with segment cost of sales down to 96.9% of revenues from 98.3% in first quarter 2006.

Gross operating profit reported a margin of 41.8% compared with 43.0% in first quarter 2006; trends in the individual segments were as follows:

apparel: gross operating profit amounted to Euro 185 million, representing 43.2% of revenues compared with 44.2% in the corresponding period of 2006; it was particularly affected by the Group's policies for stimulating the network's development and by more frequent deliveries of collections satisfying market demand. The higher costs associated with these measures were partly offset by continued efforts to improve manufacturing efficiency, while maintaining product quality and innovation;

textile: gross operating profit was Euro 8 million, representing 12.5% of revenues compared with 10.8% in first quarter 2006;

other and unallocated: gross operating profit reported a margin of 3.1% compared with 1.7% in the corresponding prior year period.

Selling costs (distribution, transport and sales commissions) amounted to Euro 32 million compared with Euro 30 million in first quarter 2006, representing 6.9% of revenues compared with 7.3% in the corresponding prior year period, in particular in the apparel segment where the Euro 2 million increase was due to the growth in revenues.

Contribution margin rose to Euro 160 million from Euro 149 million in first quarter 2006, from 35.7% to 34.9% of revenues. The individual segments reported the following trends in contribution margin:

apparel: contribution margin came to Euro 155 million compared with Euro 144 million in the corresponding period of 2006, while going from 36.9% to 36.1% of revenues;

textile: contribution margin was Euro 6 million, representing 9.4% of revenues up from 7.4% in the corresponding prior year period;

other and unallocated: contribution margin represented 2.7% of revenues compared with 1.3% the corresponding prior year period.

 General and operating expenses amounted to Euro 119 million, up from Euro 114 million in first quarter 2006, and accounted for 25.9% of revenues compared with 27.3% the corresponding prior year period; the expansion of the direct channel was the principal cause of this increase. The individual segments reported the following trends in general and operating expenses:

apparel: these costs rose by Euro 5 million to Euro 117 million, representing 27.3% of revenues, down from 28.6% in first quarter 2006;

textile: these costs amounted to Euro 3 million, virtually the same as in first quarter 2006, while going from 3.2% to 3.7% of revenues.

other and unallocated: this segment reports a positive balance of Euro 1 million (-7.9% of revenues compared with 5.7% in the same period of 2006) benefiting from non-recurring income.

General and operating expenses are discussed in more detail below:

Non-industrial payroll and related costs increased by Euro 4 million to Euro 39 million, accounting for 8.5% of revenues, the same as in first quarter 2006. The analysis of these costs by individual segment reveals that:

apparel segment payroll and related costs increased from Euro 34 million to Euro 37 million, mainly due to expansion of the direct retail network;

textile segment payroll and related costs amounted to approximately Euro 2 million;

other and unallocated segment payroll and related costs accounted for 1.1% of revenues.

Advertising and promotion costs were at the same level as in first quarter 2006, while coming down from 4.2% to 3.9% of revenues.

Non-industrial depreciation and amortization were Euro 1 million higher at Euro 17 million, representing 3.8% of revenues.

Other income and expenses amounted to Euro 45 million, corresponding to 9.7% of revenues compared with 10.8% in first quarter 2006. This line item includes non-industrial general costs, additions to provisions, net operating expenses and other sundry income and costs, details of which are as follows:

non-industrial general costs amounted to Euro 24 million, having increased by Euro 3 million on first quarter 2006 due to the larger number of directly operated stores; these costs represented 5.3% of revenues, up from 5.1% in first quarter 2006;

additions to provisions, amounting to Euro 5 million in first quarter 2006, came to Euro 3 million, almost all of which for doubtful accounts (Euro 4 million in first quarter 2006) reflecting improvements in the quality of credit associated with the network's strong sales performance, thanks to the Group's actions in the commercial, manufacturing and logistics areas designed to provide customers with better service;

other sundry income and costs decreased from Euro 19 million in first quarter 2006 to Euro 17 million, representing 3.7% of revenues compared with 4.5%. First quarter 2007 amount is mainly related to Euro 19 million in net rental expense, net of rental income, with the apparel segment reporting an increase of Euro 3 million. Net capital gains realized on asset disposals came to Euro 8 million (Euro 1 million in first quarter 2006), of which Euro 7 million related to the sale of a retail business in Milan and of the Kastle trademark.

Operating profit was Euro 41 million compared with Euro 35 million in first quarter 2006, reporting an increase in margin from 8.4% to 9.0%, partly thanks to non-recurring items; operating profit in the individual segments was as follows:

the apparel segment reported Euro 38 million in operating profit compared with Euro 32 million in first quarter 2006, with the margin rising from 8.3% to 8.8%;

the textile segment reported Euro 3 million in operating profit, with the margin improving to 5.7% from 4.2% in first quarter 2006;

the other and unallocated segment reported Euro 1 million in operating profit.

Net financial expenses were around Euro 1 million higher than in first quarter 2006, mainly reflecting the rise in interest rates and average indebtedness over the period. Net foreign currency hedging losses and exchange differences were higher than in first quarter 2006 due to movements in the major foreign currencies and particularly in respect of hedges against US dollar purchases.

The tax charge amounted to Euro 8 million compared with Euro 7 million in first quarter 2006, representing a tax rate of 22.2%, in line with that reported in the corresponding period of 2006.

Net income for the period attributable to the Group was Euro 27 million compared with Euro 24 million in first quarter 2006, representing the same percentage of revenues as the corresponding period of the year before.

The average number of employees in each segment during the period was as follows:

apparel: 7,188 (of whom 3,684 in the retail channel), compared with 6,298 in first quarter 2006 (of whom 3,026 in the retail channel);

textile: 1,348 compared with 1,471 in first quarter 2006;

other and unallocated: 256 compared with 246 in first quarter 2006.

Business segments. The Group's activities are divided into three segments in order to provide the basis for effective administration and decision-making, and to supply representative and significant information about company performance to financial investors.

The business segments are as follows:

apparel, represented by casualwear, carrying the United Colors of Benetton and Sisley brands, and leisurewear, with the Playlife and Killer Loop brands. The information and results relating to the real estate companies are also included in this segment;

textile, consisting of production and sales activities for raw materials (fabrics, yarns and labels), semi-finished products and industrial services;

other and unallocated, includes activities relating to sports equipment produced for third parties by a Group manufacturing company.

For comparative purposes, segment results for first quarters 2007 and 2006 and full year 2006 are shown below.

Segment results - first quarter 2007

			Other and
(millions of Euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	429	21	10	-	460
Inter-segment revenues	-	45	-	(45)	-
Total revenues	429	66	10	(45)	460
Cost of sales	244	58	10	(44)	268
Gross operating profit	185	8	-	(1)	192
Selling costs	30	2	-	-	32
Contribution margin	155	6	-	(1)	160
General and operating expenses	117	3	(1)	-	119
- of which non-recurring income	(6)	-	(1)	-	(7)
Operating profit	38	3	1	(1)	41

Depreciation and amortization	19	3	-	-	22
Other non-monetary costs (impairment
and stock options)	-	-	-	-	-
EBITDA	57	6	1	(1)	63

Segment results - first quarter 2006

			Other and
(millions of Euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	389	21	6	-	416
Inter-segment revenues	-	45	-	(45)	-
Total revenues	389	66	6	(45)	416
Cost of sales	217	59	6	(45)	237
Gross operating profit	172	7	-	-	179
Selling costs	28	2	-	-	30
Contribution margin	144	5	-	-	149
General and operating expenses	112	2	-	-	114
- of which non-recurring income	(1)	-	-	-	(1)
Operating profit	32	3	-	-	35

Depreciation and amortization	17	3	-	-	20
Other non-monetary costs (impairment
and stock options)	1	-	-	-	1
EBITDA	50	6	-	-	56

Segment results - full year 2006

			Other and
(millions of Euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	1,772	95	44	-	1,911
Inter-segment revenues	2	159	-	(161)	-
Total revenues	1,774	254	44	(161)	1,911
Cost of sales	993	230	41	(159)	1,105
Gross operating profit	781	24	3	(2)	806
Selling costs	130	9	-	(2)	137
Contribution margin	651	15	3	-	669
General and operating expenses	479	10	-	-	489
- of which non-recurring expenses/(income)	1	-	(2)	-	(1)
Operating profit	172	5	3	-	180

Depreciation and amortization	69	14	1	-	84
Other non-monetary costs (impairment
and stock options)	12	-	-	-	12
EBITDA	253	19	4	-	276

Apparel segment results
	1st quarter		1st quarter				Full year
(millions of Euro)	2007	%	2006	%	Change	%	2006	%
Revenues from third parties	429		389		40	10.3	1,772
Inter-segment revenues	-		-		-	36.8	2
Total revenues	429	100.0	389	100.0	40	10.3	1,774	100.0
Cost of sales	244	56.8	217	55.8	27	12.3	993	56.0
Gross operating profit	185	43.2	172	44.2	13	7.8	781	44.0
Selling costs	30	7.1	28	7.3	2	6.4	130	7.3
Contribution margin	155	36.1	144	36.9	11	8.1	651	36.7
General and operating expenses	117	27.3	112	28.6	5	5.4	479	27.0
- of which non-recurring expenses/(income)	(6)	(1.3)	(1)	(0.3)	(5)	n.s.	1	0.1
Operating profit	38	8.8	32	8.3	6	17.2	172	9.7

EBITDA	57	13.1	50	12.7	7	13.9	253	14.3

Textile segment results
	1st quarter		1st quarter				Full year
(millions of Euro)	2007	%	2006	%	Change	%	2006	%
Revenues from third parties	21		21		-	2.2	95
Inter-segment revenues	45		45		-	0.1	159
Total revenues	66	100.0	66	100.0	-	0.7	254	100.0
Cost of sales	58	87.5	59	89.2	(1)	(1.2)	230	90.5
Gross operating profit	8	12.5	7	10.8	1	17.0	24	9.5
Selling costs	2	3.1	2	3.4	-	(9.6)	9	3.5
Contribution margin	6	9.4	5	7.4	1	29.4	15	6.0
General and operating expenses	3	3.7	2	3.2	1	20.9	10	4.1
- of which non-recurring expenses/(income)	-	-	-	-	-	-	-	0.1
Operating profit	3	5.7	3	4.2	-	35.7	5	1.9

EBITDA	6	10.4	6	9.4	-	11.6	19	7.5

Other and unallocated segment results

	1st quarter		1st quarter				Full year
(millions of Euro)	2007	%	2006	%	Change	%	2006	%
Revenues from third parties	10		6		4	47.4	44
Inter-segment revenues	-		-		-	-	-
Total revenues	10	100.0	6	100.0	4	47.4	44	100.0
Cost of sales	10	96.9	6	98.3	4	45.4	41	94.2
Gross operating profit	-	3.1	-	1.7	-	n.s.	3	5.8
Selling costs	-	0.4	-	0.4	-	35.6	-	0.5
Contribution margin	-	2.7	-	1.3	-	n.s.	3	5.3
General and operating expenses	(1)	(7.9)	-	5.7	(1)	n.s.	-	(1.1)
- of which non-recurring income	(1)	(11.2)	-	-	(1)	n.s.	(2)	(4.4)
Operating profit	1	10.6	-	(4.4)	1	n.s.	3	6.4

EBITDA	1	12.5	-	(1.4)	1	n.s.	4	8.3

Balance sheet and financial position highlights. The most significant elements of the balance sheet and financial position, compared with December 31 and March 31, 2006 are as follows:

(millions of Euro)	03.31.2007	12.31.2006	Change	03.31.2006
Working capital	732	623	109	736
- Trade receivables	677	627	50	681
- Inventories	346	331	15	301
- Trade payables	(369)	(403)	34	(309)
- Other operating receivables/(payables) (A)	78	68	10	63

Assets held for sale	4	7	(3)	8
Property, plant and equipment and intangible assets (B)	1,047	1,027	20	903
Non-current financial assets (C)	21	21	-	22
Other assets/(liabilities) (D)	34	32	2	8
Capital employed	1,838	1,710	128	1,677

Net financial indebtedness (E)	472	369	103	377
Total shareholders' equity	1,366	1,341	25	1,300

(A) Other operating receivables and payables include VAT receivables and payables, sundry receivables and payables, holding company receivables and payables, receivables due from the tax authorities, deferred tax assets, accruals and deferrals, payables to social security institutions and employees, receivables and payables for the purchase of non-current assets etc.

(B) Property, plant and equipment and intangible assets include all categories of assets net of the related accumulated depreciation, amortization, and impairment losses.

(C) Non-current financial assets include unconsolidated investments and guarantee deposits paid and received.

(D) Other assets/(liabilities) include the retirement benefit obligations, the provisions for risks, the provision for sales agent indemnities, other provisions, deferred tax liabilities, the provision for current income taxes and deferred tax assets in relation to the Company reorganization carried out in 2003.

(E) Net financial indebtedness includes cash and cash equivalents and all short and medium/long-term financial assets and liabilities, as reported in the detailed statement discussed in the Explanatory notes.

Working capital decrease Euro 4 million on March 31, 2006, reflecting the combined effect of:

a reduction in trade receivables due to faster credit collection and a higher proportion of retail sales;

an increase in inventories due to the larger number of directly operated stores, to the differences in the segmentation of collections and to the management of "evergreen" items. The rate of stock rotation has nonetheless remained the same;

an increase in trade payables due to higher volumes and better terms of payment.

On top of the changes in working capital discussed above, capital employed increased by Euro 165 million, mainly reflecting the growth in property, plant and equipment and intangible assets.

Capital employed was Euro 128 million higher than at December 31, 2006, mainly as a result of a cyclical increase in working capital and the net increase in property, plant and equipment and intangible assets following Euro 46 million in gross operating investments. Most of the expenditure related to the commercial network, which benefited from Euro 37 million in investments. Investments in production mainly related to development of the production centre in Tunisia and of the Castrette hub.

The rest of the investment expenditure related to Euro 5 million in information technology.

The Group's net financial indebtedness is discussed in detail in the Explanatory notes.

 Cash flows during first quarter 2007 are summarized below with comparative figures for the same period of last year:

	1st quarter	1st quarter
(millions of euro)	2007	2006
Cash flow used by operating activities	(67)	(1)
Cash flow used by investing activities	(38)	(37)
Free cash flow	(105)	(38)

Cash flow provided by financing activities:
- dividends paid	(1)	-
- net change in sources of finance	1	1
Cash flow provided by financing activities	-	1

Net change in cash and cash equivalents	105	37

Operating activities used Euro 67 million in cash flows, mainly as a result of the change in working capital due to differences in the supplier payment cycle and the rise in trade receivables associated with higher sales.

Cash flow used by investing activities mainly reflected Euro 37 million in net commercial and production investments.

Further information of an economic and financial nature is provided in the Explanatory notes to the consolidated financial statements.

Consolidated financial statements of income
	1st quarter	1st quarter	Full year
(thousands of Euro)	2007	2006 (*)	2006	Notes
Revenues	459,918	416,270	1,910,975	1

Materials and subcontracted work	230,099	200,596	961,600	2
Payroll and related costs	21,543	21,620	81,175	3
Industrial depreciation and amortization	4,473	4,302	18,209	5
Other manufacturing costs	11,462	10,596	43,749
Cost of sales	267,577	237,114	1,104,733

Gross operating profit	192,341	179,156	806,242

Distribution and transport	14,529	14,353	63,690
Sales commissions	17,460	16,119	73,952

Contribution margin	160,352	148,684	668,600

Payroll and related costs	38,946	35,295	153,500	3
- of which non-recurring expenses	-	-	2,108
Advertising and promotion	18,088	17,561	71,537	4
Depreciation and amortization	17,335	15,830	66,031	5
Other income and expenses	44,502	44,955	198,000	6
- of which non-recurring income	(6,859)	(1,031)	(2,890)
General and operating expenses	118,871	113,641	489,068
- of which non-recurring income	(6,859)	(1,031)	(782)

Operating profit	41,481	35,043	179,532

Share of income/(loss) of associated companies	7	-	83
Financial income	10,414	7,688	38,476
Financial expenses	(15,522)	(11,715)	(56,199)
Foreign currency hedging gains/(losses) and exchange differences	(2,264)	756	(2,560)
Income before taxes	34,116	31,772	159,332

Income taxes	7,579	7,025	31,376	7

Net income for the period attributable to:	26,537	24,747	127,956

- shareholders of the Parent Company (the Group)	27,037	24,172	124,914
- minority interests	(500)	575	3,042

Basic earnings per share (Euro)	0.15	0.13	0.69
Diluted earnings per share (Euro)	0.15	0.13	0.68

(*) Reclassified by function of expense. In first quarter 2006 the statement of income was classified by nature of expense.

Consolidated balance sheet - Assets
(thousands of Euro)	03.31.2007	12.31.2006	03.31.2006	Notes
Non-current assets

Property, plant and equipment				8
Land and buildings	615,412	611,317	573,370
Plant, machinery and equipment	70,344	67,484	67,196
Furniture, fittings and electronic devices	55,514	54,600	40,008
Vehicles and aircraft	10,595	10,501	10,226
Assets under construction and advances	18,341	10,376	14,942
Leased assets	5,658	7,886	7,523
Leasehold improvements	42,292	42,350	37,103
	818,156	804,514	750,368

Intangible assets				9
Goodwill and other intangible assets of indefinite useful life	28,458	28,458	8,510
Intangible assets of finite useful life	200,426	194,152	143,690
	228,884	222,610	152,200

Other non-current assets
Investments	2,534	2,445	1,876	10
Guarantee deposits	22,558	21,947	21,949
Medium/long-term financial receivables	3,099	3,461	5,834	11
Other medium/long-term receivables	47,049	48,331	61,795	12
Deferred tax assets	168,819	172,446	188,670	13
	244,059	248,630	280,124
Total non-current assets	1,291,099	1,275,754	1,182,692

Current assets
Inventories	346,106	330,706	301,284	14
Trade receivables	664,166	610,131	671,434	15
Tax receivables	37,510	35,523	26,077	16
Other receivables, accrued income and prepaid expenses	89,670	81,034	56,166	17
Financial receivables	33,707	40,474	16,706
Cash and banks	78,076	180,738	159,109	18
Total current assets	1,249,235	1,278,606	1,230,776

Assets held for sale	4,592	7,035	7,937	19
TOTAL ASSETS	2,544,926	2,561,395	2,421,405

 Consolidated balance sheet- Shareholders' equity and liabilities

(thousands of Euro)	31.03.2007	31.12.2006	31.03.2006	Notes
Shareholders' equity

Shareholders' equity attributable to the Parent Company				20
Share capital	237,478	237,478	236,026
Additional paid-in capital	65,155	65,155	56,574
Fair value and hedging reserve	(2,026)	(2,396)	691
Other reserves and retained earnings	1,017,372	893,570	968,900
Net income for the period	27,037	124,914	24,172
	1,345,016	1,318,721	1,286,363

Minority interests	20,735	22,288	13,604
Total shareholders' equity	1,365,751	1,341,009	1,299,967

Liabilities

Non-current liabilities
Medium/long-term loans	341	341	500,217	21
Other medium/long-term liabilities	29,960	25,244	35,247	22
Lease financing	4,385	5,244	8,995	23
Retirement benefit obligations	53,739	53,434	49,646
Other provisions and medium/long-term liabilities	27,558	27,545	41,437	24
	115,983	111,808	635,542

Current liabilities
Trade payables	369,313	403,345	308,663	25
Other payables, accrued expenses and deferred income	98,296	104,214	107,948	26
Current income tax liabilities	9,993	8,445	8,245	27
Other current provisions and liabilities	2,810	4,884	11,372
Current portion of lease financing	3,868	4,036	5,165
Current portion of medium/long-term loans	500,018	500,222	539
Financial payables and bank loans	78,894	83,432	43,964	28
	1,063,192	1,108,578	485,896
Total liabilities	1,179,175	1,220,386	1,121,438
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	2,544,926	2,561,395	2,421,405

Shareholders' equity- Statement of changes
		Additional	Fair value	Other reserves
	Share	paid-in	and hedging	& retained	Translation	Net	Minority
(thousands of Euro)	capital	capital	reserve	earnings	differences	income/ (loss)	interests	Total
Balances as of 01.01.2006	236,026	56,574	123	850,052	7,262	111,873	13,050	1,274,960

Carryforward of 2005 net income	-	-	-	111,873	-	(111,873)	-	-

Changes in the period (IAS 39)	-	-	568	-	-	-	-	568

Stock options	-	-	-	201	-	-	-	201

Minority interest arising on
business combinations	-	-	-	-	-	-	(59)	(59)

Currency translation differences	-	-	-	-	(488)	-	(22)	(510)

Net income for the period	-	-	-	-	-	24,172	635	24,807

Balances as of 03.31.2006	236,026	56,574	691	962,126	6,774	24,172	13,604	1,299,967

Dividend distributed as approved
by Ordinary Shareholders'
Meeting of May 9, 2006	-	-	-	(61,730)	-	-	-	(61,730)

Dividends distributed
to minority shareholders	-	-	-	-	-	-	(2,144)	(2,144)

Changes in the period (IAS 39)	-	-	(3,087)	-	-	-	-	(3,087)

Valuation of stock options	-	-	-	1,682	-	-	-	1,682

Exercise of stock options	1,452	8,581	-	-	-	-	-	10,033

Allocation of shareholders'
equity to minority interests arising
under a business combination	-	-	-	-	-	-	166	166

Minority interest arising on
business combinations	-	-	-	-	-	-	7,417	7,417

Payment for future capital increases	-	-	-	-	-	-	1,500	1,500

Valuation of put option
held by minority shareholders	-	-	-	(12,820)	-	-	-	(12,820)

Currency translation differences	-	-	-	-	(2,462)	-	(662)	(3,124)

Net income for the year	-	-	-	-	-	100,742	2,407	103,149

Balances as of 12.31.2006	237,478	65,155	(2,396)	889,258	4,312	124,914	22,288	1,341,009

Carryforward of 2006 net income	-	-	-	124,914	-	(124,914)	-	-

Changes in the period (IAS 39)	-	-	370	-	-	-	-	370

Dividends distributed
to minority shareholders	-	-	-	-	-	-	(894)	(894)

Currency translation differences	-	-	-	-	(1,112)	-	(159)	(1,271)

Net income for the period	-	-	-	-	-	27,037	(500)	26,537

Balances as of 03.31.2007	237,478	65,155	(2,026)	1,014,172	3,200	27,037	20,735	1,365,751

Consolidated cash flow statement
	1st quarter	1st quarter
(thousands of Euro)	2007	2006
Operating activities

Net income for the period attributable to the Parent Company (Group)
and minority interests	26,537	24,747
Income taxes expense	7,579	7,025
Income before taxes	34,116	31,772

Adjustments for:
- depreciation and amortization	21,808	20,132
- (capital gains)/losses and non-monetary items	(7,269)	(4)
- net provisions charged to statement of income	5,419	6,742
- use of provisions	(3,813)	(3,216)
- exchange differences	2,264	(756)
- shares of (income)/losses of associated companies	(7)	-
- net financial (income)/expenses	5,108	4,027
Cash flow from operating activities before changes in working capital	57,626	58,697

Cash flow from changes in working capital	(113,448)	(47,447)
Payment of taxes	(2,786)	(3,608)
Interest paid	(17,769)	(15,326)
Interest received	11,066	6,224
Exchange differences	(2,264)	108
Cash flow provided/(used) by operating activities	(67,575)	(1,352)

Investing activities

Operating investments	(51,324)	(37,694)
Operating divestments	14,642	1,216
Purchase of investments	(102)	-
Operations in non-current financial assets	(809)	(415)
Cash flow provided/(used) by investing activities	(37,593)	(36,893)

Financing activities

Net change in other sources of finance	658	921
Payment of dividends	(894)	-
Cash flow provided/(used) by financing activities	(236)	921

Net increase/(decrease) in cash and cash equivalents	(105,404)	(37,324)

Cash and cash equivalents at the beginning of the period	179,219	196,327
Translation differences and other movements	(53)	(106)
Cash and cash equivalents at the end of the period (A)	73,762	159,109

(A) Includes Euro 4,314 thousand in current account overdrafts.

The Explanatory notes (pages 24 through 50) are to be considered an integral part of this report.

Explanatory notes

Group activities

Benetton Group S.p.A. (the "Parent Company") and its subsidiary companies (hereinafter also referred to as the "Group") primarily manufacture and market fashion apparel in wool, cotton and woven fabrics, as well as leisurewear. The manufacture of finished articles from raw materials is undertaken partly within the Group and partly using subcontractors, whereas selling is carried out through an extensive commercial network both in Italy and abroad, consisting mainly of stores operated and owned by third parties.

The legal headquarters and other such information are shown on the last page of this document. The Parent Company is listed on the Milan, Frankfurt, and New York stock exchanges.

Form and content of the consolidated financial statements

Starting from the 2006 nine-month report, the Group has classified its statement of income by function of expense rather than by nature of expense as in the past. This modification has been made to present the consolidated financial statements and interim financial reports on the same basis as that used by the Group's Directors and management and by the financial community to analyze the Benetton business. It should also be noted that the statement of income format used for the consolidated financial statements and interim financial reports of the Benetton Group differs from the one used by Benetton Group S.p.A. for its individual annual financial statements. This is because this Company principally acts as a financial holding company and provider of services to its subsidiaries.

The consolidated financial statements of the Group include the financial statements as of March 31 of Benetton Group S.p.A. and all Italian and foreign companies in which the Parent Company holds, directly or indirectly, the majority of the voting rights. The consolidated financial statements also include the accounts of certain companies in which the Group's interest is 50%, or less, and over which it exercises a significant influence such that it has control over them. In particular:

  Benetton Korea Inc., since the effective voting rights held by Benetton total 51% of all voting rights;

  Benetton Giyim Sanayi ve Ticaret A.S. (a Turkish company), since the licensing and distribution agreements grant Benetton a dominant influence over the company, as well as the majority of risks and rewards linked to its business activities;

  Milano Report S.p.A., a company which manages stores, mainly in Lombardy, selling Benetton-branded products, insofar as most of the risks and rewards of the business are attributable to Benetton itself by virtue, amongst others, of the margins earned on sales;

  New Ben GmbH, a German company, which manages stores selling Benetton-branded products, insofar as the shareholder agreement gives Benetton the right to appoint the majority of the company's Directors. In addition, most of the risks and rewards of the business are attributable to Benetton.

Financial statements of subsidiaries have been reclassified, where necessary, for consistency with the format adopted by the Parent Company. Such financial statements have been adjusted so that they are consistent with the reference international accounting and financial reporting standards.

These financial statements have been prepared on a "going concern" basis, matching costs and revenues to the accounting periods to which they relate. The reporting currency is the Euro and all values have been rounded to thousands of Euro, unless otherwise specified.

Consolidation criteria

The method of consolidation adopted for the preparation of the consolidated financial statements is as follows:

  Consolidation of subsidiary companies' financial statements according to the line-by-line method, with elimination of the carrying value of the shareholdings held by the Parent Company and other consolidated companies against the relevant shareholders' equity.

  When a company is consolidated for the first time, any positive difference emerging from the elimination of its carrying value on the basis indicated in a. above, is allocated, where applicable, to the assets and liabilities of the subsidiary. The excess of the cost of acquisition over the net assets is recorded as "Goodwill and other intangible assets of indefinite useful life". Negative differences are recorded in the statement of income as income.

  Intercompany receivables and payables, costs and revenues, and all significant transactions between consolidated companies, including the intragroup payment of dividends, are eliminated.

  Unrealized intercompany profits and gains and losses arising from transactions between Group companies are also eliminated.

  Minority interests in shareholders' equity and the result for the period of consolidated subsidiaries are classified separately as "Minority interests" under shareholders' equity and as "Income attributable to minority interests" in the consolidated statement of income.

  The financial statements of foreign subsidiaries are translated into Euro using period-end exchange rates for assets and liabilities and average exchange rates for the period for the statement of income. Differences arising from the translation into Euro of foreign currency financial statements are reflected directly in consolidated shareholders' equity as a separate component.

Accounting standards and policies

Application of IFRS. The Group's financial statements for first quarter 2007 and comparative periods have been drawn up in accordance with the International Financial Reporting Standards (IFRS) adopted by the European Union, which are in force at the date of preparing this report; more specifically, as required by IAS 34 (Interim Financial Reporting) a condensed reporting format has been adopted. These standards do not differ, in any material respect, from those issued by the International Accounting Standards Board (IASB), meaning that any application of the latter would not have any significant effect on the Group's financial statements.

In August 2005 the IASB issued IFRS 7 - Financial instruments: disclosures and an amendment to IAS 1 - Presentation of financial statements: additional disclosures relating to capital. IFRS 7 requires additional disclosures regarding the significance of financial instruments for an entity's financial position and performance. These disclosures incorporate some of the information previously required by IAS 32 - Financial instruments: disclosure and presentation. The new accounting standard also requires the disclosure of information relating to the extent of risks arising from the use of financial instruments, and a description of the objectives, policies and processes adopted by management for managing these risks. The amendment to IAS 1 introduces requirements for additional disclosures about an entity's capital.

New accounting standards.

  On November 30, 2006 the IASB issued IFRS 8 - Operating Segments which will come into effect from January 1, 2009 and replace IAS 14 - Segment Reporting. The new accounting standard requires an entity to base the information contained in its segment reporting on factors used by management for taking operating decisions, thereby requiring the identification of operating segments based on internal reports that are regularly reviewed by the entity's management in order to allocate resources to the different segments and to assess their performance. The Group is evaluating the effects of adopting this standard.

  On March 29, 2007 the IASB issued a revised version of IAS 23 - Borrowing Costs which will become effective as from January 1, 2009. The main change from the previous version is the removal of the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalize borrowing costs as part of the cost of such assets. The revised standard applies to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after January 1, 2009; the Group is evaluating the impact of this amendment on its financial reporting.

Valuation criteria

The financial statements have been prepared on a historical cost basis, with the exception of the valuation of certain financial instruments. The principal accounting policies applied are detailed below:

Revenues. Revenues arise from ordinary company operations and include sales revenues and service revenues.

Revenues from product sales, net of any discounts and returns, are recognized when the company transfers the main risks and rewards associated with ownership of the goods and when collection of the relevant receivables is reasonably certain. Revenues from sales by directly operated stores are recognized when the customer pays. The Group's policy regarding returns by customers is quite restrictive, allowing these only in very specific circumstances (eg. defective goods, late shipment). At the end of each year the Group considers past trends to estimate the overall amount of returns expected in the following year relating to sales in the year just ended. This amount is then deducted from revenues reported in that year.

Revenues from services are recorded with reference to the stage of completion of the transaction as of the balance sheet date. Revenues are recorded in the financial period in which the service is provided, based on the percentage of completion method. If revenues from the services cannot be estimated reliably, they are only recognized to the extent that the relative costs are recoverable. Recognizing revenues using this method makes it possible to provide suitable information about the service provided and the economic results achieved during the financial period. Royalties are recognized on an accruals basis in accordance with the substance of the contractual agreements.

FInancial income. Interest income is recorded on a time-proportion basis, taking account of the effective yield of the asset to which it relates.

Dividends. Dividends from third parties are recorded when the shareholders' right to receive payment becomes exercisable, following a resolution of the shareholders of the company in which the shares are held.

Expense recognition. Expenses are recorded on an accruals basis.

Income and costs relating to lease contracts. Income and costs from operating lease contracts are recognized on a straight-line basis over the duration of the contract to which they refer.

Income taxes. Current income taxes are calculated on the basis of taxable income, in accordance with applicable local regulations.

Italian Group companies have made a group tax election under articles 117 et seq. of the Tax Consolidation Act DPR 917/86, based on a proposal by the consolidating parent company Edizione Holding S.p.A., which decided to opt for this type of tax treatment on December 30, 2004. The election lasts for three years starting from the 2004 fiscal year.

The relationships arising from participation in the group tax election are governed by specific rules, approved and signed by all participating companies (the agreement is in the process of being renewed for the three-year period 2007-2009). This participation enables the companies to identify, and then transfer current taxes, even when the taxable result is negative, recognizing a corresponding receivable due from Edizione Holding S.p.A.; conversely, if the taxable result is positive, the current taxes transferred give rise to a payable in respect of the consolidating parent company Edizione Holding S.p.A.

The relationship between the parties, governed by contract, provides for the transfer of the full amount of tax calculated on the taxable losses or income at current IRES (corporation tax) rates.

Deferred tax assets are recorded for all temporary differences to the extent it is probable that taxable income will be available against which the deductible temporary difference can be utilized. The same principle is applied to the recognition of deferred tax assets on the carryforward of unused tax losses.

The carrying value of deferred tax assets is reviewed at every balance sheet date and, if necessary, reduced to the extent that it is no longer probable that sufficient taxable income will be available to recover all or part of the asset. The general rule provides that, with specific exceptions, deferred tax liabilities are always recognized.

Deferred tax assets and liabilities are calculated using tax rates which are expected to apply in the period when the asset is realized or the liability settled, using the tax rates and tax regulations which are in force at the balance sheet date.

Tax assets and liabilities for current taxes are only offset if there is a legally enforceable right to set off the recognized amounts and if it is intended to settle or pay on a net basis or to realize the asset and settle the liability simultaneously. It is possible to offset deferred tax assets and liabilities only if it is possible to offset the current tax balances and if the deferred tax balances refer to income taxes levied by the same tax authority.

Earnings per share. Basic earnings per share are calculated by dividing income attributable to Parent Company shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are calculated by dividing the income or loss attributable to Parent Company shareholders by the weighted average number of outstanding shares, taking account of all potential ordinary shares with a dilutive effect (for example employee stock option plans).

Property, plant and equipment. These are recorded at purchase or production cost, including the price paid to buy the asset (net of discounts and rebates) and any costs directly attributable to the purchase and commissioning of the asset. The cost of a commercial property purchased is the purchase price or equivalent of the price in cash including all other directly attributable expenses such as legal costs, registration taxes and other transaction costs. Financial expenses relating to assets requiring a significant period of time before being ready for their planned use or sale are recognized as a cost in the year incurred. The cost of internally produced assets is the cost at the date of completion of work. Property, plant and equipment are shown at cost less accumulated depreciation and impairment losses, plus any recovery of asset value. Plant and machinery may have components with different useful lives. Depreciation is calculated on the useful life of each individual component. In the event of replacement, new components are capitalized to the extent that they satisfy the criteria for recognition as an asset, and the carrying value of the replaced component is eliminated from the balance sheet. The residual value and useful life of an asset is reviewed at least at every financial year-end and if, regardless of depreciation already recorded, an impairment loss occurs determined under the criteria contained in IAS 36, the asset is correspondingly written down in value; if, in future years, the reasons for the write-down no longer apply, its value is restored. Ordinary maintenance costs are expensed in full to the statement of income as incurred, while maintenance costs which increase the value of the asset are allocated to the related assets and depreciated over their residual useful lives.

The value of an asset is systematically depreciated over its useful life, on a straight-line basis, indicatively as show below:
Useful life (years)
Buildings	33 - 50
Plant and machinery	4 - 12
Industrial and commercial equipment	4 - 10
Other assets:
- office and store furniture, fittings and electronic devices	4 - 10
- vehicles	4 - 5
- aircraft	15 - 16

Land is not depreciated.

The commercial properties are depreciated over 50 years.

Leasehold improvement costs are depreciated over the shorter of the period during which the improvement may be used and the residual duration of the lease contract.

Assets acquired under finance leases are recognized at their fair value at the start of the lease, while the corresponding lease installments are recorded as a liability to the leasing company; assets are depreciated at the normal depreciation rate used for similar assets. In the case of sale and leaseback transactions resulting in a finance lease, any gain resulting from the sale and leaseback is deferred and released to income over the lease term. Leases for which the lessor effectively maintains all risks and rewards incidental to asset ownership are classified as operating leases. Costs pertaining to operating leases are expensed to income on a straight-line basis over the length of the related agreement.

Intangible assets. Intangible assets are measured initially at cost, normally defined as their purchase price, inclusive of any non-refundable purchase taxes and less any trade discounts and rebates; also included is any directly attributable expenditure on preparing the asset for its intended use, up until the asset is capable of operating. The cost of an internally generated intangible asset includes only those expenses which can be directly attributed or allocated to it as from the date on which it satisfies the criteria for recognition as an asset. After initial recognition, intangible assets are carried at cost, less accumulated amortization and any accumulated impairment losses calculated in accordance with IAS 36.

Goodwill is recognized initially by capitalizing, in intangible assets, the excess of the purchase cost over the fair value of the net assets of the newly acquired. As required by IAS 38, at the time of recognition, any intangible assets that have been generated internally by the acquired entity are eliminated from goodwill.

Goodwill is not amortized, but is submitted to an impairment test annually to identify any reductions in value, or more often whenever there is any evidence of impairment loss (see impairment of non-financial assets).

Research costs are charged to the statement of income in the period in which they are incurred.

Items which meet the definition of "assets acquired as part of a business combination" are only recognized separately if their fair value can be measured reliably.

Intangible assets are amortized unless they have indefinite useful lives. Amortization is applied systematically over the intangible asset's useful life, which reflects the period it is expected to benefit. The residual value at the end of the useful life is assumed to be zero, unless there is a commitment by third parties to buy the asset at the end of its useful life or there is an active market for the asset. Directors review the estimated useful lives of intangible assets at every financial year end.

Normally, the amortization period for main brands ranges from 15 to 25 years; patent rights are amortized over the duration of their rights of use, while deferred and commercial expenses are amortized over the remaining term of the lease contracts, with the exception of "fonds de commerce" of French companies, which are amortized over 20 years.

Impairment losses of non-financial assets. The Group's activities are divided into three segments which, apart from being the basis for making strategic decisions, provide representative, accurate and significant information about its business performance. The three segments identified are as follows:

apparel;

textile;

other and unallocated.

The Benetton Group has identified assets and CGU's within each segment (for example: stores operated directly and by third parties, and textile segment factories) to be submitted to impairment testing as well as its method of implementation: for real estate and some categories of asset (for example: "fonds de commerce" associated with the French stores) fair value is used, while value in use is adopted for most of the other assets. The carrying amounts of the Benetton Group's property, plant and equipment and intangible assets are submitted to impairment testing whenever there are obvious internal or external signs indicating that the asset or group of assets (defined as Cash-Generating Units or CGUs) may be impaired.

In the case of goodwill, other intangible assets with indefinite lives and intangible assets not in use, the impairment test must be carried out at least annually and, anyway, whenever there is evidence of possible impairment.

The impairment test is carried out by comparing the carrying amount of the asset or CGU with the recoverable value of the same, defined as the higher of fair value (net of any costs to sell) and its value in use. Value in use is determined by calculating the present value of future net cash flows expected to be generated by the asset or CGU. If the carrying amount is higher than the recoverable amount, the asset or CGU is written down by the difference.

The conditions and methods applied by the Group for reversing impairment losses, excluding in any case those relating to goodwill that may not be reversed, are as set out in IAS 36.

Financial assets. All financial assets are measured initially at cost, which corresponds to the consideration paid including transaction costs (such as advisory fees, stamp duties and payment of amounts required by regulatory authorities).

Classification of financial assets determines their subsequent valuation, which is as follows:

held-to-maturity investments, loans receivable and other financial receivables: these are recorded at amortized cost, less any write-downs carried out to reflect impairment losses. Gains and losses associated with this type of asset are recognized in the statement of income when the investment is removed from the balance sheet on maturity or if it becomes impaired;

available for sale financial assets: these are recorded at fair value, and gains and losses deriving from subsequent measurement are recognized in shareholders' equity. If the fair value of these assets cannot be determined reliably, they are measured at cost, as adjusted for any impairment.

If it is no longer appropriate to classify an investment as "held-to-maturity" following a change of intent or ability to hold it until maturity, it must be reclassified as "available for sale" and remeasured to fair value. The difference between its carrying amount and fair value remains in shareholders' equity until the financial asset is sold or otherwise transferred, in which case it is booked to the statement of income.

Investments in subsidiaries that are not consolidated on a line-by-line basis, because they are not yet operative or are in liquidation as of the balance sheet date, are measured at fair value, unless this cannot be determined, in which case they are carried at cost. The amount by which cost exceeds shareholders' equity of subsidiary companies at the time they are acquired is allocated on the basis described in paragraph b. of the consolidation methods. Investments in associated companies are valued using the equity method. Investments in other companies, in which the interest held is less than 20%, are measured at fair value. The original value of these investments is reinstated in future accounting periods should the reasons for such write-downs no longer apply.

All financial assets are recognized on the date of negotiation, i.e. the date on which the Group undertakes to buy or sell the asset. A financial asset is removed from the balance sheet only if all risks and rewards associated with the asset are effectively transferred together with it or, should the transfer of risks and rewards not occur, if the Group no longer has control over the asset.

Inventories. Inventories are valued at the lower of purchase or manufacturing cost, generally determined on a weighted average cost basis, and their market or net realizable value.

Manufacturing cost includes raw materials and all attributable direct and indirect production-related expenses.

The calculation of estimated realizable value includes any manufacturing costs still to be incurred and direct selling expenses. Obsolete and slow-moving inventories are written down in relation to their possibility of employment in the production process or to realizable value.

Trade receivables. These are recorded at estimated realizable value, which is face value less write-downs which reflect estimated losses on receivables; the provisions for doubtful accounts are included among other net operating expenses in the statement of income. Any medium/long-term receivables that include an implicit interest component are discounted to present value using an appropriate market rate. Receivables discounted without recourse, for which all risks and rewards are substantially transferred to the assignee, are derecognized from the financial statements at their nominal value. Commissions paid to factoring companies for their services are included in service costs.

Accruals and deferrals. These are recorded to match costs and revenues within the accounting periods to which they relate.

Cash and banks. These include cash equivalents held to meet short-term cash commitments and which are highly liquid and readily convertible to known amounts of cash.

Retirement benefit obligations. The provision for employee termination indemnities (TFR) and other retirement benefit obligations, included in this item, fall within the scope of IAS 19 (Employee benefits) being equivalent to defined benefit plans. The amount recorded in the balance sheet is valued on an actuarial basis using the projected unit credit method. The process of discounting to present value uses a rate of interest which reflects the market yield on securities issued by leading companies with a similar maturity to that expected for this liability. The calculation considers TFR to be already mature for employment services already performed and includes assumptions concerning future increases in wages and salaries.

Net cumulative actuarial gains and losses not recognized at the beginning of the financial year which exceed 10% of the Group's defined benefit obligation are recorded in the statement of income in a systematic fashion over the expected average remaining working life of the employees participating in the plan (under the "corridor approach"). There are no post-employment benefits.

Share-based payments (stock options). The Group stock option plan provides for the physical delivery of the shares on the date of exercise. Share-based payments are measured at fair value on the grant date. This value is booked to the statement of income on a straight-line basis over the period during which the options vest and it is offset by an entry to a reserve in shareholders' equity; the amount booked is based on a management estimate of the stock options which will effectively vest for staff so entitled, taking into account the attached conditions not based on the market value of the shares.

Provisions for contingent liabilities. The Group makes provisions only when a present obligation exists for a future outflow of economic resources as a result of a past event, and when it is probable that this outflow will be required to settle the obligation and a reliable estimate can be made of the same. The amount recognized as provision is the best estimate of the expenditure required to settle the present obligation completely, discounted to present value using a suitable pre-tax rate.

Any provisions for restructuring costs are recognized when the Group has drawn up a detailed restructuring plan and has announced it to the parties concerned.

In the case of onerous contracts where the unavoidable costs of meeting the contractual obligations exceed the economic benefits expected to be received under the contract, the present obligation is recognized and measured as a provision.

Trade payables. These are stated at face value. The implicit interest component included in medium/long-term payables is recorded separately using an appropriate market rate.

Financial liabilities. Financial liabilities are divided into two categories:

liabilities acquired with the intention of making a profit from short-term price fluctuations or which form part of a portfolio which has the objective of short-term profit-taking. These are recorded at fair value, with the related gains and losses booked to the statement of income;

other liabilities, which are recorded on the basis of amortized cost.

Foreign currency transactions and derivative financial instruments. Transactions in foreign currencies are recorded using the exchange rates on the transaction dates. Exchange gains or losses realized during the period are booked to the statement of income.

At the balance sheet date, the Group companies have adjusted receivables and payables in foreign currency using exchange rates ruling at period-end, booking all resulting gains and losses to the statement of income.

Fair value hedges for specific assets and liabilities are recorded in assets and liabilities; the hedging instrument and the underlying item are measured at fair value and the respective changes in value (which generally offset each other) are recognized in the statement of income.

Cash flow hedges are recorded under assets and liabilities; the hedging instrument is measured at fair value and the effective portion of changes in value are recognized directly in an equity reserve, which is released to the statement of income in the financial periods in which the cash flows of the underlying item occur; the ineffective portion of the changes in value is recognized in the statement of income.

The shareholders' equity of foreign subsidiaries is subject to hedging in order to protect investments in foreign companies from fluctuations in exchange rates (foreign exchange translation risk). Exchange differences resulting from these capital hedging transactions are debited or credited directly to shareholders' equity as an adjustment to the translation differences reserve and are reversed to income at the time of disposal or settlement.

Derivative instruments for managing interest and exchange rate risks, which do not meet the formal requirements to qualify for IFRS hedge accounting, are recorded under financial assets/liabilities with changes in value reported through the statement of income.

Government capital grants. Any government capital grants are reported in the balance sheet by recording the grant as an adjusting entry to the carrying value of the asset.

Identification of segments. The Group has identified "business" as the primary reporting basis for its segment information, since this is the primary source of risks and rewards; geographical area is the basis for its secondary segment reporting.

The Group's activities are divided into three segments in order to provide the basis for effective administration and decision-making, and to supply representative and significant information about company performance to financial investors.

The business segments are as follows:

apparel, represented by casualwear, carrying the United Colors of Benetton and Sisley brands, and leisurewear, with the Playlife and Killer Loop brands. The information and results relating to the real estate companies are also included in this segment;

textile, consisting of production and sales activities for raw materials (fabrics, yarns and labels), semi-finished products and industrial services;

other and unallocated, includes activities relating to sports equipment produced for third parties by a Group manufacturing company.

The geographical areas defined by the Group for the purposes of secondary segment reporting in compliance with IAS 14 on the basis of significance are as follows:

Italy;

Rest of Europe;

Asia;

The Americas;

Rest of the world.

Cash flow statement. In compliance with IAS 7, the cash flow statement, prepared using the indirect method, reports the Group's ability to generate cash and cash equivalents. Cash equivalents comprise short-term highly liquid financial investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Therefore, an investment normally qualifies as a cash equivalent only when it has a short maturity of, say, three months or less from the date of acquisition. Bank overdrafts are also part of the financing activity, unless they are payable on demand and form an integral part of an enterprise's cash and cash equivalents management, in which case they are classified as a component of cash and cash equivalents. Cash and cash equivalents included in the cash flow statement comprise the balance sheet amounts for this item at the reporting date. Cash flows in foreign currencies are translated at the average exchange rate for the period. Income and expenses relating to interest, dividends received and income taxes are included in cash flow from operating activities. The layout adopted by the Group reports separately:

operating cash flow: operating cash flows are mainly linked to revenue-generation activities and are presented by the Group using the indirect method; this method adjusts net profit or loss for the effects of items which did not result in cash outflows or generate liquidity (i.e. non-cash transactions);

investing cash flow: investing activities are reported separately because, amongst other things, they are indicative of investments/divestments aimed at the future generation of revenues and positive cash flows;

financing cash flow: financing activities consist of the cash flows which determine a change in the size and composition of shareholders' equity and loans granted.

Use of estimates. Preparation of the report and related notes under IFRS has required management to make estimates and assumptions regarding assets and liabilities reported in the balance sheet and the disclosure of contingent assets and liabilities at the reporting date. The final results could be different from the estimates. The Group has used estimates for valuing assets subject to impairment testing as previously described, for valuing share-based payments, provisions for doubtful accounts, depreciation and amortization, employee benefits, deferred taxes and other provisions. The estimates and assumptions are reviewed periodically and the effects of any changes are immediately reflected in the statement of income.

Accounting treatment of companies operating in hyperinflationary economies. The Group has not consolidated any subsidiaries in the first quarter 2007 which operate in hyperinflationary economies.

Business combinations. The Group accounts for all business combinations by applying the purchase method. The cost of each combination is determined as the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for control of the acquiree. Any costs directly attributable to a business combination also form part of its overall cost.

Minority shareholders. Transactions between the Group and minority shareholders are regulated in the same way as transactions with parties external to the Group. The sale of shareholding interests to minority shareholders by the Group generates gains or losses that are recognized in the statement of income. The purchase of investments by minority shareholders is translated into goodwill, calculated as the excess of the amount paid over the share of the carrying value of the subsidiary's net assets.

Financial risk management

The Benetton Group has always paid special attention to the identification, valuation and hedging of financial risk. In November 2005, the Board of Directors of the Benetton Group approved the "Group Financial Policy" aimed at defining general principles and guidelines on financial management and the management of financial risks, such as interest rate risk, foreign exchange rate risk, and counterparty credit risk.

Foreign exchange rate risk. The Group is exposed to exchange rate fluctuations, which can impact on the economic results and the value of shareholders' equity. Specifically, based on the type of exposure, the Group identifies the following classes of risk:

Exposure to economic exchange risk. The Group's companies may have:

costs and revenues denominated in currencies other than the functional currency or other currency (usually Usd or Eur) normally used in the companies' reference market and whose exchange rate fluctuations can impact on the operating profit;

trade payables or receivables denominated in currencies other than the functional currency of the company to which they refer, where an exchange rate fluctuation can determine the realization or the reporting of exchange rate differences;

forecast transactions relating to future costs and revenues denominated in currencies other than the functional currency or another currency (usually Usd or Eur) normally used in the companies' reference market and whose exchange rate fluctuations can impact on the operating profit.

Exposure to transaction exchange risk. The Group's companies may have financial payables or receivables denominated in currencies other than the functional currency of the company to which they refer and whose exchange rate fluctuations can cause the realization or the reporting of exchange rate differences.

Exposure to exchange translation risk. Some of the Group's subsidiaries are located in countries which do not belong to the European Monetary Union and their functional currency differs from the Euro, which is the Group's reference currency:

the statements of income of these companies are translated into Euro using the period's average exchange rate, and, with revenues and margins being the same in local currency, exchange rate fluctuations can impact on the value in Euro of revenues, costs and economic results;

assets and liabilities of these companies are translated at the period-end exchange rate and therefore can have different values depending on exchange rate fluctuations. As provided for by the accounting standards adopted, the effects of such variations are recognized directly in shareholders' equity as translation differences.

It is the Group's policy to manage foreign exchange risk through derivative financial instruments such as currency forwards, currency swaps, currency spot transactions and currency options to reduce or hedge the exposure to such risk. The maximum duration of hedging transactions may vary, depending on the type of risk, from a minimum of two years to a maximum of five years. The Group's Financial Policy does not allow the undertaking of any transactions for the purposes of realizing gains from exchange rate fluctuations, or any transactions in currencies to which there is not an underlying exposure or transactions in currencies designed to increase the underlying exposure. Financial instruments are designated as part of a hedging relationship at the inception of the hedge. Fluctuations in the market value of hedging instruments are therefore tied to changes in the market value of the underlying hedged item for the entire duration of the hedge.

Interest rate risk. The Group's companies use external financial resources in the form of loans and invest available liquidity in money-market and capital-market instruments. Variations in market interest rates influence the cost and revenue of funding and investment instruments, thus impacting on the Group's financial income and expenses.

The Group's Financial Policy allows it to use derivative financial instruments to hedge or reduce its exposure to interest rate risk.

At March 31, 2007 there are outstanding interest rate swaps with a notional value of Euro 50 million, and one cross-currency interest rate swap with a notional value of approximately Euro 4 million; all these contracts will expire in the first six months of 2008.

The interest rate swaps have been taken out for the purposes of reducing the exposure to floating-rate interest on the syndicated loan of Euro 500 million maturing in July 2007, but have not been designated as hedges of the related interest rate risk for hedging accounting purposes; as a result, changes in their fair value are recognized directly in the statement of income.

Credit risk. The Group has different concentrations of credit risk depending on the nature of the activities which have generated the receivables.

Trade credit risk basically relates to wholesale sales. Accordingly, the Group has policies in place to ensure that wholesale sales of products are made to customers with an appropriate credit history. Sales to retail customers are made in cash or using credit cards and other electronic cards.

Receivables which are partially or totally irrecoverable, if sufficiently significant, are written down on an individual basis. The amount of the write-down takes into account a forecast of recoverable cash flows and their relevant collection date, as well as the fair value of warranties. Collective provisions are made for receivables which are not subject to individual write-down, taking into account bad debt history and statistical data.

Financial credit risk lies in the counterpart's or the issuer's inability to settle its financial obligations.

The Group invests liquidity in money-market and capital-market instruments. These instruments must have a minimum long-term issuer and/or counterpart rating of S&P's "A-" (or equivalent) and/or a minimum short-term issuer and/or counterpart rating of S&P's "A-2" (or equivalent).

With the exception of bank deposits, the maximum investment allowed in all other instruments may not exceed 10% of the Group's liquidity investments, with a ceiling of Euro 20 million for each issuer/counterpart, in order to avoid excessive concentration in a single issuer for sovereign issuers with rating lower than "A" (or equivalent) and for all other issuers with rating lower than "AA" (or equivalent).

As of March 31, 2007 the Group's liquidity was mainly invested in bank deposits and current accounts with leading financial institutions.

Liquidity risk. Liquidity risk can arise through the inability to access, at economically viable conditions, the financial resources needed to guarantee the Group's ability to operate.

The two main factors influencing the Group's liquidity position are the resources generated or used by operating and investment activities, and the maturity and renewal profiles of debt or liquidity profile of financial investments.

Liquidity requirements are monitored by the Parent Company's head office functions in order to guarantee effective access to financial resources and/or adequate investment of liquidity.

Management feels that currently available funds and credit facilities, apart from those which will be generated by operating and financing activities, will allow the Group to satisfy its requirements as far as investment, working capital management, and debt repayment at natural maturity are concerned.

Comments on the principal items in the statement of income

[1] Revenues

	1st quarter	1st quarter
(thousands of Euro)	2007	2006
Sales of core products	434,104	395,895
Miscellaneous sales	19,373	12,871
Royalty income	2,981	2,881
Other revenues	3,460	4,623
Total	459,918	416,270

Sales of core products are stated net of discounts.

Miscellaneous sales relate mainly to sports equipment produced for third parties by a subsidiary in Hungary.

Other revenues refer mainly to the provision of services such as processing, cost recharges and miscellaneous services including the development of advertising campaigns.

Information on the individual segments can be found in the section entitled "Supplementary information - Segment information".

Sales of core products, by product category
	1st quarter	1st quarter
(thousands of Euro)	2007	2006
Casual apparel, accessories and footwear	406,328	370,219
Fabrics and yarns	18,237	18,244
Leisure apparel, accessories and footwear	9,539	7,432
Total	434,104	395,895

Sales of core products, by brand
	1st quarter	1st quarter
(thousands of Euro)	2007	2006
United Colors of Benetton	320,078	293,207
Sisley	86,250	76,362
Playlife	6,262	6,207
Killer Loop	3,277	1,875
Other sales	18,237	18,244
Total	434,104	395,895

The "United Colors of Benetton" brand also includes Euro 117,356 thousand in sales by the "UCB Bambino" brand (Euro 101,093 thousand in first quarter 2006).

"Other sales" include sales of fabrics and yarns.

Cost of sales

[2] Materials and subcontracted work

This includes Euro 168,239 thousand (Euro 128,613 thousand in first quarter 2006) in costs for the purchase of materials and Euro 61,860 thousand (Euro 71,983 thousand in first quarter 2006) in costs for subcontracted work.

General and operating expenses

[3] Payroll and related costs

An analysis of the Group's payroll and related costs is presented below, including the industrial ones classified as part of the cost of sales and those relating to directly operated stores.

First quarter 2007
	Industrial	Non-	Advertising
	wages,	industrial	division
	salaries and	salaries and	salaries and
(thousands of Euro)	related costs	related costs	related costs	Total
Wages and salaries	15,461	30,344	262	46,067
Social security contributions	4,986	6,863	79	11,928
Provision for retirement benefit obligations	867	1,083	15	1,965
Stock option costs	-	-	-	-
Other payroll and related costs	229	656	-	885
Total	21,543	38,946	356	60,845

First quarter 2006
	Industrial	Non-	Advertising
	wages,	industrial	division
	salaries and	salaries and	salaries and
(thousands of Euro)	related costs	related costs	related costs	Total
Wages and salaries	15,651	27,683	227	43,561
Social security contributions	4,958	6,148	69	11,175
Provision for retirement benefit obligations	930	948	11	1,889
Stock option costs	-	201	-	201
Other payroll and related costs	81	315	-	396
Total	21,620	35,295	307	57,222

Payroll and related costs have increased mainly as a result of growth in the number of directly operated stores.

The number of employees is analyzed by category below:
	03.31.2007	12.31.2006	Period average
Management	101	95	98
White collar	4,703	4,788	4,746
Workers	2,470	2,386	2,428
Part-timers	1,413	1,625	1,519
Total	8,687	8,894	8,791

[4] Advertising and promotion

Advertising and promotion costs amount to Euro 18,088 thousand (Euro 17,561 thousand in first quarter 2006) and reflect the costs incurred for developing advertising campaigns for the Group and also for third-party customers.

[5] Depreciation and amortization

The Group's depreciation and amortization charges for the period, including the industrial ones reported in the cost of sales, are analyzed as follows:

First quarter 2007
	Industrial depreciation/	Non-industrial depreciation/
(thousands of Euro)	amortization	amortization	Total
Depreciation of property, plant and equipment	4,437	11,136	15,573
Amortization of intangible assets	36	6,199	6,235
Total	4,473	17,335	21,808

First quarter 2006
	Industrial depreciation/	Non-industrial depreciation/
(thousands of Euro)	amortization	amortization	Total
Depreciation of property, plant and equipment	4,265	10,285	14,550
Amortization of intangible assets	37	5,545	5,582
Total	4,302	15,830	20,132

[6] Other income and expenses

	1st quarter	1st quarter
(thousands of Euro)	2007	2006
Non-industrial general costs	24,217	21,291
Other operating expenses/(income)	23,335	18,342
Additions to provisions	3,463	4,929
Other expenses/(income)	(6,513)	393
Total	44,502	44,955

Non-industrial general costs
	1st quarter	1st quarter
(thousands of Euro)	2007	2006
Other services	4,796	4,120
Consulting and advisory fees	3,019	2,978
Rental and hire costs	2,608	2,757
Travel and entertainment	2,290	2,240
Maintenance	2,077	1,234
Energy	1,877	1,673
Directors and statutory auditors	1,773	1,408
Sundry purchases	1,610	1,565
Telephone and postage expenses	1,309	1,095
Insurance	1,031	1,031
Banking services	667	567
Surveillance and security	485	444
Other	675	179
Total	24,217	21,291

Other operating expenses/(income)
	1st quarter	1st quarter
(thousands of Euro)	2007	2006
Operating expenses:
- rental expense	33,271	26,212
- indirect taxes and duties	2,365	2,133
- returns and discounts relating to previous years	333	650
- other operating expenses	3,966	3,403
Total operating expenses	39,935	32,398

Operating income:
- rental income	(14,445)	(10,277)
- reimbursements and compensation payments	(404)	(1,728)
- other operating income	(1,751)	(2,051)
Total operating income	(16,600)	(14,056)
Total	23,335	18,342

Additions to provisions
	1st quarter	1st quarter
(thousands of Euro)	2007	2006
Addition to provision for doubtful accounts	2,963	4,268
Addition to provision for sales agent indemnities	500	500
Addition to provision for legal and tax risks	-	161
Total	3,463	4,929

Other expenses/(income)

	1st quarter	1st quarter
(thousands of Euro)	2007	2006
Other expenses:
- donations	863	606
- out-of-period expenses	619	500
- losses on disposal	165	280
- impairment of property, plant and equipment and intangible assets	26	469
- costs for expected obligations	5	-
- other sundry expenses	877	742
Total other expenses	2,555	2,597

Other income:
- gains on disposals of property, plant and equipment and intangible assets	(8,146)	(954)
- out-of-period income	(591)	(1,052)
- release of provisions	(13)	(77)
- other sundry income	(318)	(121)
Total other income	(9,068)	(2,204)
Total	(6,513)	393

[7] Income taxes

Income taxes calculated for the period amount to Euro 7,579 thousand, representing a tax rate of 22.2% in line with the rate in the corresponding period of 2006.

Comments on the principal asset items

Non-current assets

[8] Property, plant and equipment

Investments in the period, totaling Euro 32,016 thousand, mainly related to:

acquisitions of properties for commercial use and the modernization and refurbishment of stores for the purposes of expanding the retail network, particularly in Italy, Portugal and Eastern Europe;

plant, machinery and equipment purchased to boost production and distribution efficiency, particularly in Tunisia and Italy;

the purchase of store furniture and fittings.

Leasehold improvements mainly refer to the cost of restructuring and modernizing stores belonging to third parties.

No signs were reported during the quarter that property, plant and equipment might be impaired; this is why, in compliance with IAS 36, no impairment testing has been carried out at March 31, 2007.

[9] Intangible assets

"Goodwill and other intangible assets of indefinite useful life" consist of consolidation differences and residual amounts of goodwill arising on the consolidation of acquired companies.

"Intangible assets of finite useful life" include:

"Deferred charges" of Euro 148,375 thousand, mainly consisting of surrender payments to obtain the lease of buildings for use as stores, which are amortized over the term of the related lease agreements (with the exception of French "fonds de commerce" which are amortized over 20 years). This item also includes costs incurred for the early vacation of third party premises, as well as expenses for taking over property and business leases, which are amortized over the term of the related lease contracts. The increase of Euro 6,775 thousand since December 31, 2006 refers to commercial activities acquired in the period;

"Concessions, licenses, trademarks and similar rights" of Euro 17,712 thousand, which include the net book value of the following brands: "United Colors of Benetton", "Sisley" and "Killer Loop";

"Industrial patents and intellectual property rights" of Euro 767 thousand;

"Other" of Euro 33,572 thousand, mainly consisting of implementation costs relating to the purchase and development of software, as well costs for purchasing computer programs and applications and for assets under development and advances.

No signs were reported during the quarter that intangible assets might be impaired; this is why, in compliance with IAS 36, no impairment testing has been carried out at March 31, 2007.

Other non-current assets

[10] Investments. Investments in subsidiary and associated companies relate mainly to commercial companies not included in the consolidation because they were not yet operational or were in liquidation at the balance sheet date. Investments in other companies are stated at cost and refer to minority stakes in a number of companies in Italy, Japan, Korea and Switzerland.

[11] Medium/long-term financial receivables. This line item refers to the long-term portion of financial receivables, which earn interest at market rates.

[12] Other medium/long-term receivables. This line item, totaling Euro 47,049 thousand, includes Euro 26,338 thousand in receivables due from Edizione Holding S.p.A. for current taxes, calculated on taxable losses, as allowed in the rules governing participation in the group tax election; these receivables are due in 2008. This line item also includes Euro 13,323 thousand in customer trade receivables and Euro 2,713 thousand in receivables due for asset disposals, while the remainder relates to other sundry receivables.

[13] Deferred tax assets. This balance is mostly attributable to taxes paid in advance due to differences in calculating the amortizable/depreciable base of assets and to provisions and costs that will become deductible for tax in future periods. The Group offsets deferred tax assets against deferred tax liabilities for Italian companies that have made the group tax election and for foreign subsidiaries to the extent legally allowed in their country of origin.

Current assets

[14] Inventories. Inventories, totaling Euro 346,106 thousand (Euro 330,706 thousand at December 31, 2006), are shown net of the related write-down provision.

The valuation of closing inventories at weighted average cost is not appreciably different from their value at current purchase cost.

[15] Trade receivables. Trade receivables, net of the related provision for doubtful accounts, amount to Euro 664,166 thousand (Euro 610,131 thousand at December 31, 2006). The provision for doubtful accounts amounts to Euro 63,995 thousand (Euro 69,757 thousand at December 31, 2006). This provision has been determined on the basis of a prudent assessment of the risks associated with outstanding receivables at period end.

Trade receivables also include Euro 232 thousand in amounts due from associated companies and Euro 80 thousand due from the holding company.

A total of Euro 20,865 thousand in receivables not yet due had been factored without recourse at March 31, 2007 (Euro 26,065 thousand at December 31, 2006).

[16] Tax receivables. This balance includes:

(thousands of Euro)	03.31.2007	12.31.2006
VAT recoverable	30,183	27,735
Tax credits	6,444	6,021
Other tax receivables	883	1,767
Total	37,510	35,523

[17] Other receivables, accrued income and prepaid expenses. This line item, which totals Euro 89,670 thousand (Euro 81,034 thousand at December 31, 2006), mostly refers to Euro 24,314 thousand in current receivables due from Edizione Holding S.p.A. in relation to the group tax election, Euro 14,230 thousand in receivables associated with the future establishment of a partnership serving the Group's commercial development in Iran, Euro 10,452 thousand in accrued income and prepaid expenses relating to rents and operating leases, as well as advances given to suppliers.

[18] Cash and banks

(thousands of Euro)	03.31.2007	12.31.2006
Bank and post office current accounts in Euro	26,708	40,670
Checks	19,786	60,992
Bank current accounts in other currencies	18,045	29,649
Time deposits	12,881	47,994
Cash in hand	656	1,433
Total	78,076	180,738

The time deposits are liquid funds belonging to the finance companies and the Parent Company. Average interest rates reflect market returns for the various currencies concerned. The amount of checks is the result of customer payments, received in the last few days of the reporting period.

[19] Assets held for sale. This line item reports, at the lower of net book value and fair value less costs to sell, the value of the factory in Pedimonte, which is no longer operating after commencing plans to restructure the textile sector at the end of 2005, and of the fixed assets relating to retail businesses belonging to a Portuguese subsidiary. Assets reported at a net book value of Euro 3,810 thousand at December 31, 2006 were sold during the quarter in relation to the plant and machinery in Cassano Magnago, the retail business in Milan and a property in Ponzano Veneto. These disposals generated a net capital gain of Euro 6,539 thousand.

Comments on the principal items in shareholders' equity and liabilities

Shareholders' equity

[20] Shareholders' equity attributable to the Parent Company

The Shareholders' Meeting of Benetton Group S.p.A. resolved on April 26, 2007 to pay a dividend of Euro 0.37 per share, totaling Euro 68 million; this dividend was paid on May 4, 2007.

Changes in shareholders' equity during the period are detailed in the statement of changes contained in the "Consolidated financial statements" section.

Liabilities

Non-current liabilities

[21] Medium/long-term loans. This line item includes the long-term portion of loans received from third parties, meaning the portion due beyond 2007.

[22] Other medium/long-term liabilities. This line item includes Euro 17,416 thousand in amounts owed to Edizione Holding S.p.A. for current taxes calculated on taxable income, as required by the rules governing participation in the group tax election; these liabilities are due for settlement in 2008. This line item also includes recognition of the value attributed to the put options held by minority shareholders in Group subsidiaries.

[23] Lease financing. This balance includes Euro 4,385 thousand in lease financing repayable after more than one year.

[24] Other provisions and medium/long-term liabilities. This line item includes Euro 18,796 thousand for the provision for sales agent indemnities, Euro 6,655 thousand for the provision for legal and tax risks, as well as Euro 2,107 thousand in provisions made in past years for the closure of a number of directly operated stores.

Current liabilities

[25] Trade payables. These represent the Group's liabilities for the purchase of goods and services.

[26] Other payables, accrued expenses and deferred income. This line item, totalling Euro 98,296 thousand (Euro 104,214 thousand at December 31, 2006), includes Euro 20,238 thousand in current amounts owed to Edizione Holding S.p.A. under the group tax election. It also includes payables for the purchase of assets of Euro 20,986 thousand, payables to employees of Euro 20,607 thousand, VAT payables of Euro 6,930 thousand as well as other payables, amongst which the liability representing the valuation of put options held by minority shareholders in Group subsidiaries.

[27] Current income tax liabilities. Current income tax liabilities represent the amount payable by the Group for current year income tax, stated net of taxes paid in advance, tax credits and withholding taxes.

[28] Financial payables and bank loans. These mainly refer to: the current portion of third-party loans mostly comprising the floating-rate syndicated loan of Euro 499,953 thousand, negative differentials on forward exchange contracts, mainly relating to the adjustment to period-end rates of outstanding hedges against economic, transaction and translation risks, and interest on loans and derivatives, particularly relating to interest rate risk. This balance also includes bank loans and overdrafts.

Commentary on the cash flow statement

Cash flow from operating activities benefited from higher income before taxes of Euro 34,116 thousand, up from Euro 31,772 thousand in first quarter 2006.

Cash flow from operating activities before changes in working capital amounted to Euro 57,626 thousand in first quarter 2007 compared with Euro 58,697 thousand in the comparative quarter.

Changes in working capital used Euro 113,448 thousand in cash flows (Euro 47,447 thousand in first quarter 2006), mostly reflecting:

the increase in net trade receivables due to the growth in revenues;

the growth in inventories due to the larger number of directly operated stores as well as differences in the segmentation of collections and the management of "evergreen" items;

the decrease in trade payables due to differences in the supplier payment cycle;

the growth in other operating receivables/payables.

Cash flow used by operating activities amounted to Euro 67,575 thousand compared with Euro 1,352 thousand in the 2006 comparative period.

Cash flow used by investing activities amounted to Euro 37,593 thousand, staying basically in line with the figure of Euro 36,893 thousand reported in first quarter 2006; the higher amount of first-quarter operating investments of Euro 51,324 thousand in 2007 relative to Euro 37,694 thousand in first quarter 2006 was offset by the larger amount of disposals of Euro 14,642 thousand relative to Euro 1,216 thousand in first quarter 2006.

Cash flow used by financing activities includes the payment of Euro 894 thousand in dividends to minority shareholders by the subsidiary Benetton Korea Inc. and the net change in sources of finance of Euro 1,130 thousand.

Cash flow used by operating, investing and financing activities caused cash and cash equivalents to decrease by Euro 105,404 thousand (Euro 37,324 thousand in the comparative period).

Supplementary information

Financial position

Net financial indebtedness increased by Euro 104,023 thousand since December 31, 2006 to Euro 472,624 thousand at the end of March 2007, compared with Euro 377,231 thousand a year earlier. It is analyzed as follows:
(thousands of Euro)	03.31.2007	12.31.2006	Change	03.31.2006
Cash and banks	78,076	180,738	(102,662)	159,109
A Liquid assets	78,076	180,738	(102,662)	159,109

B Current financial receivables	33,707	40,474	(6,767)	16,706

Current portion of indebtedness	(500,018)	(500,222)	204	(539)
Financial payables, bank loans and lease financing	(82,762)	(87,467)	4,705	(49,129)
C Current financial indebtedness	(582,780)	(587,689)	4,909	(49,668)

D = A+B+C Current net financial indebtedness	(470,997)	(366,477)	(104,520)	126,147

E Non-current financial receivables	3,099	3,461	(362)	5,833

Bank loans	(341)	(341)	-	(500,216)
Lease financing	(4,385)	(5,244)	859	(8,995)
F Non-current financial indebtedness	(4,726)	(5,585)	859	(509,211)

G = E+F Non-current net financial indebtedness	(1,627)	(2,124)	497	(503,378)

H = D+G Net financial indebtedness	(472,624)	(368,601)	(104,023)	(377,231)

Most of the balance reported in "Cash and banks" refers to ordinary current accounts and short-term or overnight bank deposits, with Euro 19,786 thousand relating to checks received from customers at the end of March 2007.

The current portion of medium/long-term loans refers to the syndicated loan of Euro 500 million, maturing in July 2007. This loan calls for compliance with two financial covenants, calculated every six months on the basis of the consolidated financial statements, namely:

minimum ratio of 2.5 between EBITD (earnings before interest, tax and depreciation of property, plant and equipment) and net financial expenses;

maximum ratio of 1 between net financial indebtedness and equity.

The revolving credit facility for Euro 500 million, expiring in June 2010, was not drawn down at March 31, 2007. This facility may be drawn down in the form of one, three or six-month loans carrying interest of one, three or six-month Euribor respectively plus a spread of between 27.5 and 60 basis points depending on the ratio between net financial indebtedness and EBITDA.

This operation calls for compliance with three financial covenants calculated every six months on the basis of the consolidated financial statements, namely:

minimum ratio of 4 between EBITDA and net financial expenses;

maximum ratio of 1 between net financial indebtedness and equity;

maximum ratio of 3.5 between net financial indebtedness and EBITDA.

Both the syndicated loan and the revolving credit facility contain other covenants by Benetton Group S.p.A. and, in some cases, by other Group companies, that are typically used in international practice, amongst which:

negative pledge clauses, which require any existing or future secured guarantees over assets in relation to lending transactions, bonds and other instruments of credit to be extended to the above transactions on an equal footing;

pari passu clauses, under which no obligations may be taken on that are senior to those assumed in the two transactions described above;

periodic reporting obligations;

cross default clauses, which entitle the lender to demand immediate repayment of the sums lent in the event of certain types of default by other financial instruments issued by the Group;

restrictions on major asset disposals;

other clauses generally found in transactions of this kind.

These covenants are nevertheless subject to several exceptions and restrictions.

There are no relationships of a financial nature with the holding company Edizione Holding S.p.A.

Segment information

Segment results - first quarter 2007

			Other and
(millions of Euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	429	21	10	-	460
Inter-segment revenues	-	45	-	(45)	-
Total revenues	429	66	10	(45)	460
Cost of sales	244	58	10	(44)	268
Gross operating profit	185	8	-	(1)	192
Selling costs	30	2	-	-	32
Contribution margin	155	6	-	(1)	160
General and operating expenses	117	3	(1)	-	119
- of which non-recurring income	(6)	-	(1)	-	(7)
Operating profit	38	3	1	(1)	41

Segment results - first quarter 2007
			Other and
(millions of Euro)	Apparel	Textile	unallocated	Eliminations	Consolidated
Revenues from third parties	389	21	6	-	416
Inter-segment revenues	-	45	-	(45)	-
Total revenues	389	66	6	(45)	416
Cost of sales	217	59	6	(45)	237
Gross operating profit	172	7	-	-	179
Selling costs	28	2	-	-	30
Contribution margin	144	5	-	-	149
General and operating expenses	112	2	-	-	114
- of which non-recurring income	(1)	-	-	-	(1)
Operating profit	32	3	-	-	35

 Apparel segment results

	1st quarter		1st quarter
(millions of Euro)	2007	%	2006	%	Change	%
Revenues from third parties	429		389		40	10.3
Inter-segment revenues	-		-		-	36.8
Total revenues	429	100.0	389	100.0	40	10.3
Cost of sales	244	56.8	217	55.8	27	12.3
Gross operating profit	185	43.2	172	44.2	13	7.8
Selling costs	30	7.1	28	7.3	2	6.4
Contribution margin	155	36.1	144	36.9	11	8.1
General and operating expenses	117	27.3	112	28.6	5	5.4
- of which non-recurring income	(6)	(1.3)	(1)	(0.3)	(5)	n.s.
Operating profit	38	8.8	32	8.3	6	17.2

Textile segment results
	1st quarter		1st quarter
(millions of Euro)	2007	%	2006	%	Change	%
Revenues from third parties	21		21		-	2.2
Inter-segment revenues	45		45		-	0.1
Total revenues	66	100.0	66	100.0	-	0.7
Cost of sales	58	87.5	59	89.2	(1)	(1.2)
Gross operating profit	8	12.5	7	10.8	1	17.0
Selling costs	2	3.1	2	3.4	-	(9.6)
Contribution margin	6	9.4	5	7.4	1	29.4
General and operating expenses	3	3.7	2	3.2	1	20.9
- of which non-recurring expenses/(income)	-	-	-	-	-	-
Operating profit	3	5,7	3	4.2	-	35.7

Other and unallocated segment results

	1st quarter		1st quarter
(millions of Euro)	2007	%	2006	%	Change	%
Revenues from third parties	10		6		4	47.4
Inter-segment revenues	-		-		-	-
Total revenues	10	100.0	6	100.0	4	47.4
Cost of sales	10	96.9	6	98.3	4	45.4
Gross operating profit	-	3.1	-	1.7	-	n.s.
Selling costs	-	0.4	-	0.4	-	35.6
Contribution margin	-	2.7	-	1.3	-	n.s.
General and operating expenses	(1)	(7.9)	-	5.7	(1)	n.s.
- of which non-recurring income	(1)	(11.2)	-	-	(1)	n.s.
Operating profit	1	10.6	-	(4.4)	1	n.s.

The number of employees in each segment is detailed below:
	03.31.2007	12.31.2006	Period average
Apparel	7,088	7,287	7,188
Textile	1,347	1,348	1,348
Other and unallocated	252	259	255
Total	8,687	8,894	8,791

Information by geographical area

Revenues by geographical area and business segment

			Rest of		The				Rest of
(thousands of Euro)	Italy	%	Europe	%	Americas	%	Asia	%	the world	%	Total
Apparel	191,509	88.9	166,453	96.8	15,627	99.6	53,320	97.3	1,724	85.3	428,633
Textile	14,009	6.5	5,510	3.2	55	0.4	1,289	2.4	297	14.7	21,160
Other and unallocated	9,905	4.6	20	-	-	-	200	0.3	-	-	10,125
Total revenues
1st quarter 2007	215,423	100.0	171,983	100.0	15,682	100.0	54,809	100.0	2,021	100.0	459,918
Total revenues
1st quarter 2006	188,712		146,170		19.783		60,331		1,274		416,270
Change	26,711		25,813		(4.101)		(5,522)		747		43,648

Revenues are allocated according to the geographical area in which customers are located.

Other information

Relations with the holding company, its subsidiaries and other related parties. The Group's relations with related parties are discussed more fully in the Directors' report.

Non-recurring events and significant transactions. As required by CONSOB Circular DEM/6064293 of July 28, 2006, the following table presents the impact on the statement of income of the Group's non-recurring events and transactions, which have resulted in net income of Euro 6,859 thousand in first quarter 2007 and Euro 1,031 thousand in first quarter 2006:

	1st quarter	1st quarter
(thousands of Euro)	2007	2006
Non-recurring other operating expenses/(income)

- Reimbursements and compensation payments	-	(1,500)

Non-recurring other expenses/(income)

- Impairment of property, plant and equipment and intangible assets	-	469
- Gains on disposals of property, plant and equipment and intangible assets	(6,859)	-

Total non-recurring expenses/(income)	(6,859)	(1,031)

Atypical and/or unusual transactions. As required by the CONSOB Circular dated July 28, 2006, the Group has not undertaken any atypical and/or unusual transactions, meaning those whose significance/materiality, nature of the counterparties, purpose, method of determining the transfer price and timing, might give rise to doubts as to: the fairness/completeness of the information contained in the financial statements, conflicts of interest, the safekeeping of assets and interests of minority shareholders.

Business combinations. Acquisitions of companies, carried out solely for the purpose of obtaining the ownership of properties, are not treated like business combinations.

Significant events after March 31, 2007. The Shareholders' Meeting, convened to approve the 2006 annual report and financial statements, reappointed the Board of Directors for a three-year term, with Gerolamo Caccia Dominioni and Alfredo Malguzzi rotating with Silvano Cassano and Ulrich Weiss. Gerolamo Caccia Dominioni will take over as Chief Executive Officer with effect from June 1, 2007. The Board of Directors also granted executive powers to Luciano Benetton, the Chairman, and Alessandro Benetton, the Deputy Chairman; the Directors Luciano Benetton, Alessandro Benetton, Gerolamo Caccia Dominioni and Gianni Mion were appointed as members of the Executive Committee; Giorgio Brunetti, Luigi Arturo Bianchi and Alfredo Malguzzi were appointed as members of the Internal Audit Committee; Robert Singer, Giorgio Brunetti and Alfredo Malguzzi were appointed as members of the Remuneration Committee. Emilio Foà, the Chief Financial Officer, was nominated as the Manager charged with preparing the Company's financial reports pursuant to article 154-bis of the Consolidated Law on Finance.

The engagement of PricewaterhouseCoopers S.p.A. to audit the Company and Group consolidated year-end financial statements was extended to financial years 2007 through to 2012, while its engagement to perform a limited auditing of the half-year interim reports was extended to financial years 2008 through to 2013.

The extraordinary part of the Shareholders' Meeting approved the amendments to the articles of association needed to comply with Law 262/2005 (or "Legge sul risparmio").

Contingent liabilities. The Group has an estimated Euro 27 million in contingent liabilities associated with ongoing legal disputes. The Group does not consider it necessary to make any provision against such liabilities because it believes the likelihood of any outlay to be remote.

Ponzano Veneto, May 14, 2007

DECLARATION

UNDER ARTICLE 154 BIS PARA. 2 - PART IV, TITLE III, CHAPTER II, SECTION V-BIS, OF LEGISLATIVE DECREE 58 DATED FEBRUARY 24, 1998: "CONSOLIDATED LAW ON FINANCE, PURSUANT TO ARTICLES 8 AND 21 OF LAW 52 DATED FEBRUARY 6, 1996"

With reference to the Quarterly Report at March 31, 2007, approved by the Company's Board of Directors on May 14, 2007, the undersigned, Emilio Foà, Manager charged with preparing the Company's financial reports for BENETTON GROUP S.p.A.

DECLARES

in compliance with the provisions of para. 2 of article 154 bis, part IV, title III, chapter II, section V-bis of Legislative Decree 58 dated February 24, 1998, that, to the best of his knowledge, the Quarterly Report at March 31, 2007 corresponds to the underlying documentary and accounting records.

Manager charged with preparing the Company's financial reports

Signed: Emilio Foà

Corporate information Headquarters
Benetton Group S.p.A.
Villa Minelli
31050 Ponzano Veneto (Treviso) - Italy
Tel. +39 0422 519111

Legal data
Share capital: Euro 237,478,139.60 fully paid-in
R.E.A. (Register of Commerce) no. 84146
Tax ID/Treviso Company register: 00193320264

Media & communications department
E-mail: press@benetton.it
Tel. +39 0422 519036
Fax +39 0422 519930

Investor relations
E-mail: ir@benetton.it
Tel. +39 0422 519412
Fax +39 0422 519740
TV Conference +39 0422 510623/24/25

www.benettongroup.com